Annual Information Form

For the Year Ended December 31, 2015
March 28, 2016

GENERAL MATTERS

References to the Corporation

Unless otherwise indicated or the context otherwise indicates, use of the terms "Corporation" and "Klondex" in this annual information form ("AIF") refers to Klondex Mines Ltd. and its subsidiaries, or other entities controlled by them, on a consolidated basis.

Financial Information

Unless otherwise indicated, all financial information in this AIF is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Currency References and Exchange Rate Information

This AIF contains references to the Canadian dollar and the United States dollar. The Corporation's reporting currency is United States dollars. The Corporation's costs are incurred in Canadian dollars and United States dollars. Unless otherwise indicated, all references to "$" or "US$" or "dollars" in this AIF are references to United States dollars. Canadian dollars are referred to as "C$". As at March 28, 2016, the noon spot rate of exchange between the United States dollar and the Canadian dollar as reported by the Bank of Canada was US$1.00 = C$1.3184 or C$1.00 = US$0.7585.

Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Kilograms	2.205	= pounds
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

CAUTIONARY NOTES

Forward-Looking Information

This AIF contains "forward-looking information" within the meaning of Canadian and Unites States securities legislation. All forward-looking information contained in this AIF is given as of the date hereof.

In certain cases, forward-looking information can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management and is subject to a number of known and unknown risks, uncertainties and other factors which may cause the Corporation's actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, particularly as it relates to the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral resources and mineral reserves (each as defined according to the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves), the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, and the future prices of precious metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

Key assumptions upon which the Corporation's forward-looking information is based include the following: estimated prices for gold and silver; the Corporation being able to secure new financing to continue its exploration, development and operational activities; the timing and amount of estimated future production and costs of production; currency exchange rates; the ability of the Corporation to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which the Corporation operates; the Corporation being able to achieve its growth strategy; the Corporation's operating costs; key personnel and access to all equipment necessary to operate the Fire Creek Mine (as hereinafter defined), the Midas Mine (as hereinafter defined) and mill and the Corporation's other mineral projects.

These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information or the assumptions on which the Corporation's forward-looking information is based. Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading "Risk Factors" and elsewhere herein for a discussion of the factors that could cause the Corporation's actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. Readers are further cautioned that the foregoing list of assumptions is not exhaustive, and it is recommended that readers consult the more complete discussion of the Corporation's business, financial condition and prospects that is included in this AIF. The forward-looking information contained in this AIF is given as of the date hereof and, accordingly, is subject to change after such date.

Although the Corporation believes that the assumptions on which the forward-looking information are made are reasonable, based on the information available to the Corporation on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Corporation does not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this AIF is expressly qualified by this cautionary statement.

Mineral Reserve and Mineral Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and mineral reserve estimates referenced in this AIF have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates referenced in this AIF may not qualify as "reserves" under SEC standards. This AIF also uses the terms "resources", "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Mineral resources that are not mineral reserves do not have to demonstrate economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. Consequently, mineral reserve and resource information referenced in this AIF is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

TECHNICAL INFORMATION

The scientific and technical information contained in this AIF relating to the Corporation's Fire Creek Mine (as hereinafter defined) up to June 30, 2015 is derived from the technical report titled "Technical Report for the Fire Creek Project, Lander County, Nevada", dated as of and filed on SEDAR on March 28, 2016 (with an effective date of June 30, 2015) (the "Fire Creek Technical Report"). The Fire Creek Technical Report was prepared by Mark Odell, P.E., Laura Symmes, SME and Sarah Bull, P.E. of Practical Mining LLC.

The scientific and technical information contained in this AIF relating to the Corporation's Midas Mine (as hereinafter defined) up to August 31, 2014 is derived from the technical report titled "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada", as amended and re-filed on SEDAR on April 2, 2015 (with an effective date of August 31, 2014) (the "Midas Technical Report"). The Midas Technical Report was prepared by Mark Odell, P.E., Laura Symmes, SME, Sarah Bull, P.E. of Practical Mining LLC and Karl Swanson, M.Eng., SME, AusIMM, Independent Mining & Geological Consultant.

The Fire Creek Technical Report and the Midas Technical Report are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Fire Creek Technical Report and the Midas Technical Report, which have been filed with Canadian securities regulatory authorities pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and are available for review under the Corporation's profile on SEDAR at www.sedar.com. The Fire Creek Technical Report and the Midas Technical Report are not, and shall not be deemed to be, incorporated by reference in this AIF.

Where appropriate, certain information contained in this AIF updates information derived from such technical reports. All scientific or technical information relating to the Fire Creek Mine subsequent to June 30, 2015 and all scientific or technical information relating to the Midas Mine subsequent to August 31, 2014 has been prepared by or under the supervision of Brian Morris, who is a "qualified person" for the purposes of NI 43-101. Brian Morris has approved the disclosure of scientific and technical information contained in this AIF relating to the Fire Creek Mine subsequent to June 30, 2015 and relating to the Midas Mine subsequent to August 31, 2014.

CORPORATE STRUCTURE

Name and Incorporation

The Corporation was incorporated under the name Attila Resources Ltd. by memorandum (the "Memorandum") dated August 25, 1971 under the Company Act (British Columbia). The Memorandum was amended on October 28, 1974 to change the name of the Corporation to Klondex Mines Ltd. and on June 6, 1988 to consolidate the authorized capital on the basis of five previously issued common shares of the Corporation ("Common Shares") for one new Common Share and to increase the authorized capital to 20,000,000 Common Shares without par value. On April 16, 2004, the Corporation transitioned to the Business Corporations Act (British Columbia) by filing notice of articles (the "Notice of Articles") which were amended on October 6, 2005 to alter the authorized capital to an unlimited number of Common Shares without par value.

The head and registered office of the Corporation is located at 1055 West Hastings Street, Suite 2200, Vancouver, British Columbia, V6E 2E9. The Corporation is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Newfoundland & Labrador and Prince Edward Island. The Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "KDX" and on the NYSE MKT Exchange ("NYSE MKT") under the symbol "KLDX".

Subsidiaries

The following organizational chart sets out all of the subsidiaries of the Corporation, their jurisdictions of incorporation and the percentage of voting securities beneficially owned or controlled by the Corporation:

GENERAL DEVELOPMENT OF THE BUSINESS

Summary Description of the Business

The Corporation is focused on the exploration, development and production of its two gold and silver projects in north central Nevada, being the Fire Creek mine located in Lander County, Nevada (the "Fire Creek Mine" or the "Fire Creek Project") and the Midas mine (the "Midas Mine") and ore milling facility located in Nevada (together with the Midas Mine, the "Midas Project" or "Midas"). These properties are situated along the Northern Nevada Rift ("NNR") in north central Nevada. The 1,200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Mine. The Midas Mine is fully–permitted and has been in operations since 1998. The Fire Creek Mine is located 112 kilometres south of Midas. All major infrastructure is in place at the Fire Creek Mine and in February 2016, the Corporation received approval from the Bureau of Land Management ("BLM") for the Environmental Assessment ("EA") for the mine.

On January 22, 2016, the Corporation acquired the Rice Lake Mine and Mill complex in Manitoba, Canada, which is its first property outside of the State of Nevada, USA.

The Corporation’s primary strategy is to increase shareholder value by achieving its internal production, cost, and capital targets while attempting to extend its mine lives through development and exploration programs. The Corporation also regularly considers acquisitions or other arrangements which strategically fit into its future growth objectives. The Corporation has an experienced management team, a strong financial position, a low-cost production profile, and high-quality assets located in mining-friendly jurisdictions.

Three Year History

The following is a summary of the key developments over the past three years.

2013 Highlights

On January 4, 2013, the Corporation completed a private placement of senior unsecured notes due January 5, 2015 (the "2013 Notes") for aggregate gross proceeds of C$7,000,000 (the "2013 Debt Offering"), issued at a 2% original issue discount. In addition, investors in the 2013 Debt Offering received an aggregate of 525,000 common share purchase warrants. The proceeds from the Debt Offering plus available cash were used to repay all outstanding borrowings and related discount amortization under the US$20 million gold-backed debt facility entered into by the Corporation's subsidiary, Klondex Gold & Silver Mining Company ("KGS"), in April 2011, totalling approximately US$10.9 million. On February 11, 2014, the Corporation repaid the 2013 Notes in full.

On July 25, 2013, the Corporation announced that KGS had obtained and drawn down on two bridge loan facilities totalling approximately C$2,400,000 (collectively, the "2013 Bridge Loans"). Each of the 2013 Bridge Loans was evidenced by a promissory note bearing interest at the rate of 1% per 30-day period and maturing on November 30, 2013, with provisions for additional interest payments in the event that certain minimum payments were not made. Proceeds from the 2013 Bridge Loans were intended to be used for general working capital purposes.

On September 16, 2013, the Corporation announced the completion of an updated mineral resource estimate for the Fire Creek Project.

On October 16, 2013, the Corporation completed a private placement of 14,200,000 special warrants ("Special Warrants") for gross proceeds of C$19,454,000 (the "Special Warrant Offering") through a syndicate of agents. Each Special Warrant entitled the holder thereof to receive, for no additional consideration upon its exercise or deemed exercise, one Common Share. On November 15, 2013, the Corporation filed, and was receipted by the securities regulatory authorities in each of the provinces of Canada (other than Quebec) for, a final short form prospectus to qualify the Common Shares underlying each of the Special Warrants and the broker warrants issued under the Special Warrant Offering. On November 20, 2013, the Special Warrants were deemed to be exercised and surrendered pursuant to the terms thereof, and the Corporation issued 14,200,000 Common Shares to the holders of Special Warrants. The Corporation repaid all of the outstanding short term debt of the Corporation using proceeds from the Special Warrant Offering and monies received from shipments of mineralized material. The debt repaid included C$2.4 million in 2013 Bridge Loans and C$1.61 million in debt issued in 2010, all of which was to mature on November 30, 2013.

On October 28, 2013, the Corporation completed the excavation of the secondary egress at the Fire Creek Project, which became operational in November 2013 and allowed the Corporation to begin its bulk sampling program at Fire Creek.

In October 2013, Richard J. Hall joined the Corporation as a special advisor to the board of directors of the Corporation (the "Board") on strategic opportunities. On November 15, 2013 the Corporation appointed Barry Dahl as Chief Financial Officer of the Corporation, replacing Jorge Avelino, who continued to serve as Corporate Controller and Corporate Secretary of the Corporation until September 2014.

On December 4, 2013, the Corporation entered into a stock purchase agreement with its wholly-owned subsidiary, Klondex Holdings (USA) Inc. ("Klondex USA"), and Newmont USA Limited ("Newmont USA") to acquire all of the shares of Klondex Midas Holdings Limited (formerly Newmont Midas Holdings Limited) (the "Midas Acquisition"), which indirectly owns the Midas Project. The Midas Acquisition was completed on February 11, 2014. The purchase price of the Midas Acquisition was comprised of (i) approximately US$55 million in cash, (ii) the replacement of Newmont surety arrangements with Nevada and federal regulatory authorities in the amount of approximately US$28 million, and (iii) the issuance by the Corporation to Newmont USA of 5 million common share purchase warrants at an exercise price of C$2.15, with a 15-year term, subject to acceleration in certain circumstances. On May 12, 2014, the Corporation filed a Form 51-102F4 business acquisition report on SEDAR in respect of the Midas Acquisition, a copy of which is available under the Corporation's issuer profile on SEDAR at www.sedar.com.

The Midas Acquisition was financed through the Subscription Receipt Financing (as hereinafter defined), the 2014 Debt Financing (as hereinafter defined) and the Gold Purchase Arrangement (as hereinafter defined) (collectively, the "Midas Acquisition Financings").

2014 Highlights

On January 9, 2014, as part of its Midas Acquisition Financings, the Corporation completed a private placement (the "Subscription Receipt Financing") of 29,400,000 subscription receipts at a price of C$1.45 per subscription receipt (the "Subscription Receipts") raising aggregate gross proceeds of $42,630,000 (the "SR Proceeds"). The SR Proceeds, less agent expenses and out-of-pocket costs and legal expenses, were placed in escrow pending (i) the closing of the Midas Acquisition, and (ii) the receipt by the Corporation of the requisite shareholder approval of the Subscription Receipt Financing and the 2014 Debt Financing (as hereinafter defined). Upon both of these conditions being satisfied, on February 11, 2014, the net proceeds of the Subscription Receipt Financing were paid out of the escrowed funds to the Corporation.

On February 11, 2014, in connection with the Midas Acquisition, the Corporation entered into a senior secured loan facility agreement (the "Facility Agreement") with a syndicate of lenders (collectively, the "2014 Lenders") pursuant to which the Corporation issued units consisting of an aggregate of C$25,000,000 principal amount of notes (the "2014 Notes"), issued at a 2.5% discount to par value, and 3,100,000 common share purchase warrants ("2014 Lender Warrants") (the "2014 Debt Financing"). The 2014 Lender Warrants have an exercise price of C$1.95 and will expire on February 11, 2017. The 2014 Notes bore interest at a rate of 11.0% and were set to mature on August 11, 2017. The 2014 Notes were repaid in full in September 2015.

On February 11, 2014, also in connection with the Midas Acquisition, the Corporation entered into a gold purchase agreement (the "Gold Purchase Agreement") with Franco-Nevada GLW Holdings Corp., a subsidiary of Franco-Nevada Corporation ("FNC"), pursuant to which the Corporation raised proceeds of US$33,763,640 (the "Gold Purchase Arrangement") in consideration for the delivery of an aggregate of 38,250 ounces of gold on a monthly basis over a five year period ending on December 31, 2018. Under the terms of the Gold Purchase Agreement, the Corporation is required to make gold deliveries at the end of each month, with the first delivery having been due on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces of gold is completed on December 31, 2018. The annualized delivery schedule is shown in the following table.

Year	Au (ounces)
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Corporation's obligations under the Gold Purchase Agreement are secured against all of the assets and property of the Corporation and its subsidiaries. The Gold Purchase Agreement contains customary events of default and covenants for a transaction of its nature. As at the date hereof, the Corporation is in compliance with all requirements under the Gold Purchase Agreement.

On February 12, 2014, the Corporation entered into a royalty agreement (the "FC Royalty Agreement") with Franco-Nevada U.S. Corporation ("Franco-Nevada US"), a subsidiary of FNC, and KGS, pursuant to which KGS raised proceeds of US$1,018,050 from the grant to Franco-Nevada US of a 2.5% NSR royalty on the Fire Creek Project. The Corporation also entered into a royalty agreement (the "Midas Royalty Agreement") with Franco-Nevada US and Klondex Midas Operations Inc. (formerly Newmont Midas Operations Inc.) ("Midas Operations"), an indirect wholly-owned subsidiary of the Corporation, pursuant to which Midas Operations raised proceeds of US$218,310 from the grant of a 2.5% NSR royalty to Franco-Nevada US on the Midas Mine.

Effective April 17, 2014, the Corporation entered into a toll milling agreement with French Gulch Nevada Mining Corp. ("French Gulch") to process gravity concentrates from the Washington Mine at the Midas mill during a one-year term, subject to renewal annually. The agreement is structured so that all doré produced from the Midas Mill will become the property of the Corporation, and the Corporation will pay French Gulch the value of the recovered gold minus all toll mill charges.

On June 9, 2014, the Corporation received the final permit for the rapid infiltration basin at the Fire Creek Project.

On July 30, 2014, the Corporation completed a bought deal public offering (the "July 2014 Offering") of 8,050,000 Common Shares at a price of C$2.00 per Common Share for aggregate gross proceeds of C$16,100,000 through a syndicate of underwriters, including the issue of 1,050,000 Common Shares at the offering price upon the exercise of the over-allotment option granted by the Corporation to the underwriters, which was fully-exercised.

On September 9, 2014, the Corporation announced the appointment of Richard J. Hall as the Chairman of the Board. Following the appointment of Mr. Hall, Blair Schultz started the role of an executive director of the Corporation.

On September 30, 2014, the Corporation reported an updated mineral resource estimate for the Midas Mine.

On December 3, 2014, the Corporation announced that its subsidiary, Midas Operations, had entered into a toll milling agreement with LKA Gold, Inc. to process high grade ore produced from the Golden Wonder Mine, located near Lake City, Colorado, at the Midas mill during a one-year term, subject to renewal annually. Under the terms of the agreement, high grade ore, greater than 51.4 g/t Au from the Golden Wonder Mine is delivered to the Midas mill for processing. The agreement is structured so that all doré produced will become the property of the Corporation, and the Corporation will pay LKA Gold, Inc. the value of the recovered gold minus all toll mill charges.

On December 16, 2014, the Corporation announced the appointment of Brian Morris as the Vice President Exploration and Geology Services of the Corporation. Beginning in January 2015, Mr. Morris began heading all exploration and support geologic production activities at the Corporation's projects in Nevada.

In 2014, the Corporation recovered an aggregate of 107,860 gold equivalent ounces, which contributed to net income for the year of C$18.3 million.

2015 Highlights

On January 29, 2015, the Corporation reported an increased mineral resource estimate at the Fire Creek Project. On February 23, 2015, the Corporation reported initial mineral reserve estimates at the Fire Creek Project and at the Midas Mine as well as certain key financial statistics for the Fire Creek Project and the Midas Mine. The Corporation filed a pre-feasibility study in support of the increased mineral resource estimate and the initial mineral reserve estimate at the Fire Creek Project. On April 2, 2015, the Corporation also filed the Midas Technical Report in support of the initial mineral reserve estimate at the Midas Mine (see "Mineral Projects – Midas Mine"). These mineral reserve estimates were updated during the fourth quarter of 2015 to incorporate additional drill results.

In June 2015, the Corporation announced that it had received a modification to the water pollution control permit at its Fire Creek Project, which changed the mining tonnage limitation to 250,000 tons per year. The Corporation also received confirmation from the BLM that the National Environmental Policy Act required an environmental assessment for the Fire Creek Project (as opposed to an environmental impact statement) to be completed and accepted prior to commencing the construction of new infrastructure.

On June 17, 2015, Mr. Mark Daniel joined the Board.

In July 2015, the Corporation received the required permits for the tailings expansion at the Midas Mine and commenced construction activities of the Phase VI raise to the tailings impoundment to an elevation of 5,680 feet above mean sea level, thereby adding approximately 400,000 tons of tailings capacity. Construction of the Phase VI raise, an engineered reinforced concrete wall, was completed in December 2015. During 2015, the Corporation also began reviewing opportunities to remove excess water from the tailings impoundment.

On August 6, 2015, Mr. John Seaberg was appointed as the Senior Vice President, Investor Relations of the Corporation.

On September 10, 2015, the Corporation completed a bought deal public offering pursuant to which 7,400,000 Common Shares were issued at a price of C$3.55 per Common Share, resulting in gross proceeds of $19.9 million (C$26.3 million) (the "2015 Offering"). After general transaction costs of $0.2 million and a 5% underwriting fee of $1.0 million, the net proceeds to the Corporation totaled $18.7 million. The net proceeds from the 2015 Offering were used for the voluntary early repayment of the 2014 Notes.

On September 16, 2015, the Corporation reported increased mineral resource estimates for each of the Fire Creek Project and the Midas Mine.

In October 2015, the Corporation completed the requirements to list the Common Shares on the NYSE MKT. The Common Shares began trading on the NYSE MKT on October 7, 2015.

On December 3, 2015, the Corporation reported updated mineral reserves for each the Fire Creek Project and the Midas Mine.

On December 16, 2015, the Corporation and its wholly-owned subsidiary, Klondex Canada Ltd. ("Klondex Canada") entered into an asset purchase agreement (the "Rice Lake Asset Purchase Agreement") with 7097914 Manitoba Ltd. (formerly Shoreline Gold Inc., "7097914") to acquire the Rice Lake Mine and Mill complex near Bissett, Manitoba (collectively, the "Rice Lake Project"). For more information, please see "Events Subsequent to 2015" below.

On December 31, 2015, Mr. Charles Oliver joined the Board, having previously acted as Special Advisor to the Board, and Mr. Renaud Adams resigned from the Board.

The Corporation's 2015 consolidated annual production results from its Fire Creek and Midas mines are shown in the following table.

Operating Information	Total 2015
Tons Milled	261,288
Au Average Mill Head Grade (opt)	0.43
Ag Average Mill Head Grade (opt)	6.66
Au Equivalent Average Mill Head Grade (opt)(1)	0.52
Au Ounces Produced	105,893
Ag Ounces Produced	1,605,226
Au Equivalent Ounces Produced(1)	127,527
Au Ounces Sold	110,058
Ag Ounces Sold	1,708,548
Au Equivalent Ounces Sold(1)	133,084

Note:

(1)	The silver to gold ratio used to calculate gold equivalent ounces for the 12 months ended December 31, 2015 is approximately 74.2:1.

Events Subsequent to 2015

On January 21, 2016, the Corporation completed the acquisition of the Rice Lake Project pursuant to the terms of the Rice Lake Asset Purchase Agreement. The aggregate purchase price of US$32 million was comprised of US$20 million in cash paid at closing and US$12 million in deferred payments in the form of a promissory note with an annual interest rate of 4% (the "Note"). The Note requires principal repayments of $4.0 million in each of the next three years on the anniversary of the closing date. Interest payments are due monthly. Klondex Canada may, at its option, repay the entire principal amount of the Note then outstanding at any time without penalty. The Note is secured against the Rice Lake Project and other purchased assets and contains customary covenants. Pursuant to the Rice Lake Acquisition, Klondex Canada also acquired certain common shares of SGX Resources Inc. ("SGX Shares") and, as of the date hereof, has beneficial ownership and control over 43,047,256 SGX Shares, representing approximately 31.84% of the issued and outstanding SGX Shares.

On February 1, 2016, the Corporation announced the receipt of a signed Decision Record and a Finding of No Significant Impact for the EA completed for the Fire Creek Project. The EA was required to comply with the National Environmental Policy Act as a portion of the Fire Creek Project is located on public land administered by the Bureau of Land Management, Battle Mountain District, Mount Lewis Field Office. The approval of the EA will allow the Corporation to advance its mining and exploration activities at the Fire Creek Mine.

Effective March 5, 2016, Michael Doolin was appointed Chief Operating Officer of the Corporation, replacing Mr. Brent Kristof. Prior to his appointment, Mr. Doolin held the position of Vice President, Technical Services for the Corporation.

On March 23, 2016, the Corporation entered into a $25.0 million secured revolving facility agreement (the "Investec Facility") with Investec Bank PLC, which may be used for working capital requirements and general corporate purposes. Amounts borrowed under the Investec Facility will incur variable interest at LIBOR plus an applicable margin ranging from 2.75% to 4.00% as determined by a measure of the Corporation's debt to EBITDA plus 0.35% as long as the Gold Purchase Agreement balance exceeds US$10 million. The Investec Facility is secured by all of the assets of the Corporation and its subsidiaries on a pari passu basis with the Gold Purchase Agreement. The Investec Facility has a two year term with an annual renewal option and contains customary representations, restrictions, covenants and events of default.

On March 28, 2016 the Corporation filed the Fire Creek Technical Report in support of the updated mineral reserve estimate at the Fire Creek Mine (see "Mineral Projects – Fire Creek Mine").

Operational Outlook for 2016

The Corporation's focus for 2016 will be to continue to grow its operations at both the Fire Creek Mine and the Midas Mine and on consistently mining profitable ounces. The Corporation has increased its total production target by 16% over 2015 actuals, while production cash costs per GEO sold are expected to remain at comparable levels. The Corporation expects its 2016 GEO production to increase from the first quarter to the fourth quarter as mining rates and throughput at the Midas mill during the year are increased. Targetd annual GEO production is expected to be weighted approximately 40%-45% in the first half and 55%-60% in the second half. We have slightly increased our 2016 capital expenditures projection from the prior year actual up to $50.0 million, with approximately 60% projected to be spent at Fire Creek, 30% projected to be spent at Midas, and 10% projected to be spent at the Midas mill. Of the 2016 capital expenditure estimate, approximately $12.3 million is expected to be spent on drilling and exploration.

MINERAL PROJECTS

Fire Creek Mine

Klondex has a 100% indirect ownership interest in the land block known as the Fire Creek Mine in Lander County, Nevada, U.S.A. The following summary is based on the Fire Creek Technical Report.

Project Description, Location and Access

Location and Access

The Fire Creek Mine is located primarily in Lander County, Nevada and to a lesser extent in Eureka County, Nevada, approximately 34 miles west of Carlin, 63 miles west of Elko and 16 miles south of Interstate Highway I-80. There are multiple small towns within a short commute; state and county roads leading to the Fire Creek Mine are mostly paved and maintained in order to service the ranches and mines in Crescent Valley. The northern edge of the residential area of the town of Crescent Valley abuts the main access road. Crescent Valley is located on Nevada State Highway 306 and is the closest town to the Fire Creek Mine. Access to the Fire Creek Mine from Elko takes approximately one hour by car.

Title to the Project and Payment Obligations

The Fire Creek Mine comprises private fee lands (both leased and owned) and unpatented lode mining claims. The land position includes approximately 15,421 acres of unpatented lode mining claims, 1,155 acres of private fee land and 230 acres of mineral leases. Overall, the Fire Creek Mine land package is approximately 17,000 acres.

The claim locations are based on location of monuments and their dimensions cited to the BLM. The claim boundaries are not surveyed, and the exact location of the boundaries depend on physical positions of the location posts in the field. The authors of the Fire Creek Technical Report are not aware of any conflicting surface rights in this area or near the Fire Creek Mine. Other considerations that might affect claim status include grazing rights and protected habitats. There are archaeological considerations in the immediate area of the Fire Creek Mine; however, all new surface disturbance proposed by Klondex is reviewed and permitted by the BLM prior to construction. To the knowledge of the authors of the Fire Creek Technical Report, at the time of the Fire Creek Technical Report, there were no environmental or social factors that would affect land title.

Unpatented lode mining claims grant mineral rights and access to the surface within the boundaries of the claim. These rights are maintained by paying a maintenance fee of $155 per claim to the U.S. Bureau of Land Management ("BLM") prior to September 1st of each year. The unpatented lode mining claims held by Klondex are currently in good standing through September 1, 2016. In addition to BLM maintenance fees, Klondex must record a notice of intent to hold and pay a fee to the county in which the unpatented lode mining claims are situated. The claims held by Klondex in Lander and Eureka counties are currently in good standing with the counties through November 1, 2016.

A list of the private fee lands owned by KGS is set out in the Fire Creek Technical Report under the heading "Property Description and Location", along with a table listing the private fee lands leased by KGS. The private fee lands and leases are subject to differing cash payments, net smelter return royalties, and wheelage royalties as listed in such tables. A table listing the property agreement obligations is also provided in the Fire Creek Technical Report.

KGS entered into a gold supply agreement with Waterton Global Value, L.P. ("Waterton") dated March 31, 2011, as amended and restated October 4, 2011 (the "Gold Supply Agreement"), whereby Klondex granted Waterton the right to purchase refined bullion (as defined in the Gold Supply Agreement) produced from the Fire Creek Mine, on a monthly basis, for a five-year period ending February 28, 2018, subject to adjustment (the "Term"). In the event that Waterton exercises its purchase right, the purchase price is calculated as the average PM settlement price per gold ounce on the London Bullion Market Association for the 30 days immediately preceding the relevant pricing date.

In February 2014, Klondex entered into the FC Royalty Agreement with Franco-Nevada US and KGS (see "General Development of the Business – Three Year History – 2014 Highlights").

History

The first recorded lode mining claim dates to 1933, but no other activity is known prior to 1967. The following table summarizes exploration performed since 1967.

Dates	Company	Details
1967	Union Pacific Resources	Drilled two core holes.
1974 to 1975	Placer Development Ltd.	Drilled 22 rotary holes.
1975 to 1983	Klondex Mines Ltd.	Acquired the Fire Creek Project; drilled 64 rotary holes; conducted a small test heap leach operation that produced 67 oz. Au.
1984 to 1985	Minex Resources, Inc. ("Minex")

Leased the Fire Creek Project from Klondex; drilled 13 rotary holes; conducted a larger test heap leach operation using approximately 30,000 tons of material; due to the use of only the exploration drilling and no ore control, the material was primarily waste and ultimately produced less than 1,000 oz. Au.

1986 to 1987	Alma American Mining Company ("Alma")	Leased the Fire Creek Project from Klondex; drilled 64 rotary holes.
1988	Aurenco Joint Venture ("Aurenco JV")	Aurenco JV formed between Black Beauty Mining and Covenanter Mining.
1988 to 1990	Aurenco JV	Leased the Fire Creek Project from Klondex; completed 51,476 feet of rotary drilling, 500 soil samples, and 750 surface rock chip samples. Reverted to 100% Klondex control in 1990.
1990 to 1995	Klondex Mines Ltd.	No activity.
1995 to 1996	North Mining Inc. ("North Mining")

Leased the Fire Creek Project from Klondex; commenced the first technical exploration drilling program to examine deeper targets; drilled 67 holes for a total of 39,570 feet; performed IP-Resistivity and HEM surveys.

1996 to 2004	Klondex Mines Ltd.	No activity.

2004 to 2012	Klondex Mines Ltd.	Began a deep exploration program; development commenced in 2011.
2012 to Present	Klondex Mines Ltd.

New management and board of directors in 2012; ongoing exploration, development and mining operations. Received approval for the Environmental Assessment from the Bureau of Land Management in February 2016, began commercial production.

Historic production is limited to marginal mining of oxidized siliceous cap material from a pit and the construction of a small test heap leach operation from 1988 to 1990. With the exception of current operations, there has been no other production at the Fire Creek Mine since 1990.

Geological Setting, Mineralization and Deposit Types

Regional, Local and Property Geology

The Fire Creek Mine is located on the northeast flank of the Shoshone Range in Lander County, Nevada, and in the western half of the NNR. The NNR extends some 300 miles south-southeastward from the Oregon-Nevada border and is likely related to a pre-Cenozoic, deep-crustal fault reactivated between 16.5 and 14.7 million annum ("Ma") and reflects west-southwest – east-northeast regional extension.

Basement rocks of the northern Shoshone Range are comprised of lower Paleozoic primarily siliciclastic sedimentary units of the Roberts Mountain Allochthon upper plate. Overlying the Paleozoic sedimentary rocks is a discontinuous tuff layer. A package of middle-Miocene basalt and basaltic andesite flows intrudes and unconformably overlies this layer. This package is cut by high-angle normal faults related to both NNR and Basin and Range extension that form grabens and half-grabens which are the structural controls in the district. The dominant fault set is parallel to the rift axis striking north-northwest (N15-30°W) and exhibits dip-slip movement. Faults in this orientation commonly host mafic dikes and provided structural control on eruption and volcanic rock deposition.

Basement rocks beneath the Fire Creek deposit have not been drilled sufficiently for positive unit identification. Imbricate stacks of Ordovician Valmy Fm. and Devonian Slaven Chert are mapped to the west of the deposit and are presumed to lie beneath the local Miocene volcanic package. Lower plate rocks are thought to be Roberts Mountain Formation, but this has not been drill-tested, and no outcrops of this unit occur nearby. Overlying the Paleozoic sedimentary package is a 0 to 300-foot thick, discontinuous tuff unit, tentatively identified as the tuff of Cove Mine. Progressing upwards is an approximately 500-foot thick section of interbedded lithic tuff beds, basalt flows and sills, and thin, laminated lacustrine sedimentary beds (grouped together under the "Ttb" (Tertiary tuff and basalt) moniker). The informal Fire Creek sequence comprises three volcanic/volcaniclastic units that overlie the Ttb series and are described in further detail in the Fire Creek Technical Report.

The Fire Creek deposit is fault-bounded to the north, east, and south. The west remains structurally open, although data for this area is sparse.

The vein system in the Fire Creek vicinity reflects extensional structural fabrics generated during NNR development. Veins were emplaced primarily along faults and dike contacts, both striking approximately N15°W and with variable but steep dips, and north-south-striking, moderately east-dipping extensional structures. As of the date of the Fire Creek Technical Report, 48 individual veins or mineralized structures have been identified, five of which have been sufficiently characterized to warrant individual descriptions:

1.	The Joyce Vein has been defined for 1,750 feet along strike and 1,135 feet of dip extent. It is dominated by coarse, bladed calcite (60 to 70%) with quartz as the remainder.

2.	The Vonnie Vein has been defined for 1,910 feet along strike and 550 feet of dip extent. Textures are dominantly crustiform/colloform quartz banding with lesser carbonate.

3.

The Karen Vein has been defined for 1,035 feet along strike and 450 feet of dip extent. Average vein width is approximately 0.5 foot, although mineralized widths can reach up to approximately 12 feet and can include fault-related breccias and discrete veins. The vein is predominately calcite with lesser quartz and commonly has open space vugs.

4.

The Hui Wu structure has been defined for 650 feet along strike and 500 feet of dip extent. This structure is primarily mineralized tectonic breccia that is punctuated by a moderately developed discrete vein system.

5.

The Honeyrunner structure has been defined for 1,515 feet along strike and 525 feet of dip extent. Instead of a typical vein, this structure is a combination of tectonic breccias and a large basalt dike; however, current drill piercements do not preclude the presence of a vein either along strike or at depth.

Mineral Deposit Type and Mineralized Zones

The Fire Creek deposit is a low-sulfidation, epithermal deposit, vertically-zoned within high-angle northwest striking structures. Some of the features that classify Fire Creek as a low-sulfidation system are the occurrence of gold and silver mineralization primarily within steeply dipping veins; vein gangue that is composed of quartz and calcite and exhibits boiling textures, and altered host rock.

High-grade gold mineralization has been delineated between approximately 4,900 feet and 5,700 feet AMSL and is open up and down dip as well as on strike. Lower-grade gold mineralization occurs from the surface and mineralization is open at depth. Gold mineralization occurs in two habits: shallow structurally-controlled gold in variably altered Tertiary basalt and primarily native gold in steeply dipping quartz-calcite veins or structures. Gold is primarily present in its native state along discrete layers within veins. Native gold can occur as large clots or bands, dendritic growths and fine-grained disseminations. Silver occurs encapsulated in quartz and locally in naumannite or ruby silver encapsulations in quartz. Dark grey ginguro bands of an unidentified silver-bearing mineral are present along vein banding as well. An opaline silica cap is discontinuously preserved above the deeper mineralization.

Exploration and Drilling

In 2004, Klondex began drilling targets based on the results of North Mining's 1995-96 drilling program in combination with information from integrated geologic mapping, surface geochemistry, airborne helicopter electromagnetic ("HEM") surveys and IP dipole-dipole surveys. Klondex focused its drilling on targets ranging from 500 to 1,700 feet below the surface, yielding grades up to 1.0 ounces per ton (opt). Klondex conducted another IP survey in 2004 which identified north-northwest trending altered zones, coincident with the general strike of veins identified by Klondex drilling and coincident with the general trend of NNR faults. From 2004 to 2010, Klondex drilled 231 surface holes for a total of 297,586 feet.

In 2011, Klondex completed 55 drill holes comprising 37 surface holes and 18 underground holes with a length of 65,225 feet. Surface drilling focused on identifying mineralization on the north end of defined veins. Underground drilling focused on identifying mineralization on the southern extent.

In 2012, Klondex completed 61 drill holes comprising 25 surface holes and 36 underground holes with a total length of 54,969 feet. Four of the surface holes were geotechnical holes drilled to gather data near the planned vent raise. Three holes were drilled to test IP anomalies south of the Fire Creek Mine. These did not encounter significant gold mineralization; however, the holes were terminated prior to encountering the target horizon and may have been located too far to the east. The remainder were drilled to define a bulk sample area that encompassed the Joyce Vein and the Vonnie Vein between the 5370 and 5400 crosscuts.

In 2013, Klondex completed 61 drill holes comprising five surface holes and 56 underground holes with a total length of 33,501 feet. This drilling identified several new veins west of the decline and identified probable southern extensions of the Joyce Vein and the Vonnie Vein.

In 2014, Klondex completed 283 holes comprising nine reverse-circulation ("RC") surface holes with a total length of 2,385 feet, two HQ diamond surface holes with a total length of 2,943 feet and 272 AQ, BQ and HQ diamond underground holes with a total length of 73,339 feet. Five of the RC surface holes were converted into groundwater monitoring wells GW-4 through GW-8. The remaining five RC surface holes had piezometers installed. Two HQ diamond holes were drilled for condemnation purposes. Underground drilling in 2014 primarily focused on infilling and extending the known veins. Underground exploration targeted zones to the east and west of the decline and yielded the discovery of the Honeyrunner structure.

In 2015, Klondex completed 147 drill holes comprising six surface holes and 141 underground holes in the first half of 2015. Surface drilling was completed using HQ core, totaled 5,503.5 feet and tested the southern and western extents of known mineralization. Underground drilling was completed using AQ, BQ and HQ core totaling 43,871.5 feet and tested several targets, including several new veins west of the decline identified by 2014 drilling, defined up-dip extensions of the Joyce Vein and Vonnie Vein, explored down-dip extensions of the Joyce Vein and Vonnie Vein, and identified probable southern extensions of the Joyce Vein and the Vonnie Vein.

Sampling, Analysis and Data Verification

Sampling Methodology

Core Sampling Methodology

Once geotechnical and geological data has been logged, sample intervals are determined based on geology. Minimum sample interval is approximately one foot, dependent on core diameter and whether the core is split or whole core samples. Maximum sample interval is five feet. Alteration and lithologic boundaries are not crossed. Sample breaks are marked on the core, tagged on the core boxes and entered into the logging spreadsheet.

Detailed steps taken to log and handle core samples are set out in the Fire Creek Technical Report in Section 10.6 – Core Sampling Methodology.

RC Sampling Methodology

RC samples are taken on five-foot intervals using a rotating wet splitter. Water-flow and sample size are controlled by adding or removing splitter slot covers. The number of covers are tracked for each sample. Standards, blanks, and duplicates are inserted every 20 samples. The optimum sample size collected is approximately one quarter to one half of a 17-inch by 22-inch sample bag (about 20 to 30 pounds).

Detailed steps taken to log and handle RC samples are set out in the Fire Creek Technical Report in Section 10.7 – RC Sampling Methodology.

Channel Sampling Methodology

Channel sampling began in 2013 as underground development progressed. The dataset used for the current mineral resource estimate contains 10,407 samples collected in 2,322 channels.

An ore control geologist checks the face at each round of advancement. The geologist measures the distance to the face along the left rib from a known reference point. This distance is recorded on a daily face sheet along with the geologist's name, date and time, location, and heading dimensions. The geologist then sketches the face and records sample ID numbers in a column on the face sheet. Each sample ID has a row where sample length, rock type, unit, alteration and vein characteristics can be recorded. The geologist puts a sample bag labeled with the first sample ID in a bucket. Material is chipped from the face into the bucket, working at chest height. The channel is collected across the face from left to right. Material is collected with the goal of realistically representing mineralogy, alteration, and width of the vein. Typically, the first sample starts in waste at the intersection of the left rib and the face, then progresses from left to right towards the vein. The first sample ends near the vein margin, the sample bag is tied and set aside, and the second sample bag is placed in the bucket. The second sample is taken from the vein material. The third sample is collected from beyond the right margin of the vein to the right rib. In the case of multiple veins or otherwise complex geology, the geologist collects as many samples as necessary to characterize the face.

Detailed steps taken by the geologist to log and handle channel samples after they have been collected are set out in the Fire Creek Technical Report in Section 10.8 – Channel Sampling Methodology.

According to the authors of the Fire Creek Technical Report, the Fire Creek Mine staff demonstrate adequate knowledge of sampling procedures and the corresponding handling of digital data. The authors of the Fire Creek Technical Report have reviewed the sample data and found that it is sufficiently accurate to be used in the mineral resource estimate.

Sample Preparation

Core Sample Preparation

The core sampling facility is set up in a shipping container adjacent to the core logging facility. It is furnished with industry typical sampling apparatus including roller tables and a hydraulic splitter. Core may be split or sampled whole depending on the drill diameter used and the purpose of the hole (exploration or production). The detailed core sample preparation methodology is set out in the Fire Creek Technical Report in Section 11.2.1 – Core Sample Preparation.

Channel Sample Preparation

The channel sample preparation methodology is as follows: channel samples are bagged on site at the face; bags are brought to the Geology office; QAQC materials are inserted into the channel sample stream and channel samples are delivered to ALS every 12-hour shift.

Sample Analysis

Drill samples are submitted to American Assay Laboratories Inc. ("AAL") of Sparks, Nevada. AAL is an ISO/IEC 17025:2005 accredited laboratory independent of Klondex. Assay procedures have been established based on sample type (core or RC). Assay procedures for core samples are further determined according to the designated purpose of the drill hole (exploration or production) and grade of the sample. The drill sample analysis protocols are as follows:

RC Samples

Samples are received and dried in-bag at 85°C. The dry sample is crushed to 70% passing minus 10 mesh. The crusher is cleaned with compressed air between each sample. A 1,000 gram pulp is collected from the crushed sample using a rotary splitter. The remainder of the sample is stored and returned to Klondex. The pulp is then pulverized to 85% passing minus 200 mesh. The pulveriser is cleaned with compressed air between each sample. Thirty grams of pulverized sample is used to perform fire assay with ICP finish for gold, and 0.5 g of sample is used to perform analysis for silver with ICP finish. If the result is greater than 10 ppm Au or greater than 100 ppm Ag, then 50 g of the pulverized pulp is used to run a fire assay for Au and Ag with gravimetric finish. If the gravimetric result is greater than 10 opt Au, then the remaining pulp is screened at 150 mesh for a metallic screen fire assay for Ag and Au with a gravimetric finish. Pulps are stored and returned to Klondex.

Core Samples

All core samples are received and dried in-bag at 85°C. Samples are crushed to 80% passing minus 10 mesh with a crusher clean-out between each sample. A 1,000 g pulp is taken from the crushed sample using a rotary splitter. The pulp is pulverized to 85% passing minus 200 mesh with a pulverizer clean-out between each sample. The pulps are then assayed according to the designated purpose of the drill hole (exploration or production) and whether a high grade result (Au less than 10 opt) is anticipated. All pulps and rejects are returned to Klondex.

Production Core Samples

For production hole samples which are not anticipated to be high grade, 50 g of the pulp is used for a fire assay for silver and gold with a gravimetric finish. For any sample with a result greater than 10 opt Au or Ag, the remaining pulp is re-run as metallic screen fire assay for silver and gold with a gravimetric finish. For production hole samples with visible gold mineralization or other high grade characteristics, the entire pulp is screened at 150 mesh and analysed with metallic screen fire assay for silver and gold with gravimetric finish.

Production Core Samples, High Grade

For production hole samples with visible gold or other high grade characteristics, the entire pulp is screened at 150 mesh and analyzed with metallic screen fire assay for silver and gold with gravimetric finish.

Exploration Core Samples

For exploration hole samples which are not anticipated to be high grade, 50 g of the pulp is used for a fire assay for gold with ICP finish, and 0.5 g of sample is used to perform analysis for silver with ICP finish. Any sample with a result of less than 10 ppm Au or less than 100 ppm Ag is re-run using 50 g of pulp with fire assay for silver and gold with a gravimetric finish. For a gravimetric result of less than 10 opt Au, the remaining pulp is used for a metallic screen fire assay for silver and gold with gravimetric finish.

For any sample with a result less than 10 opt Au, the remaining pulp is re-run as metallic screen fire assay for silver and gold with a gravimetric finish.

Exploration Core Samples, High Grade

The procedure for high grade exploration samples is similar to the procedure for other exploration samples, except when more than trace amounts of gold and silver are expected, the fire assay with ICP finish is skipped and the process starts with a 50 g fire assay for gold and silver.

Channel Samples

Currently, the Project sends channel samples to ALS in Elko, NV, an ISO 17025:2005 accredited independent lab. Samples are dried, crushed to >80% passing 10 mesh, split to 1,000 g using a rotary splitter, and pulverized to >85% passing 200 mesh. The crusher and splitter are cleaned with barren material between each sample. 30 g of the pulp is used for fire assay with gravimetric finish (ALS code ME-GRA21) for Au and Ag. If the Au assay result is >10 opt, 30 g of the pulp is screened to 100 microns and fire assay is performed separately on the undersize and oversize fractions (ALS code Me-SCR21). High grade samples are flagged by geologists and receive extra cleaning in the prep circuit. Rejects and pulps are returned to Klondex.

Handling Results

Assay results and certificates are sent by email to three people: Chief Geologist, Senior Geologist, and Geology Database Administrator. For channel samples, ALS emails results to these people as well as the ore control geologists. Assay results are stored as PDF and MS Excel files on the Klondex server in a hierarchy of folders with a naming convention based on designation of sampled material. Folders include channel samples, UG core, surface core, surface RC, screen filter sampling, truck load samples, rib sampling, muck piles, waste piles, and resamples of these same sources. This folder system is rudimentary and not user-protected. The PDF and Excel files are renamed to add the BHID for identification and for ease in referencing.

Security of Samples

Since March 2012, sampled materials have been handled and stored on site. Core is handled and stored at the Fire Creek Mine, which is staffed by security personnel. Core boxes are stored in the vicinity of the logging facility during the logging and sampling process. Sampling of core with visible gold mineralization is supervised by geologists. When sampling is complete, retained core samples are returned to boxes, stacked on pallets and shrink wrapped. The wrapped pallets are moved to a fenced facility at the RIB yard. Coarse rejects and pulps returned by the laboratories are also shrink wrapped on pallets and stored at the RIB yard. The authors of the Fire Creek Technical Report concluded that sample security measures at the Fire Creek Mine are adequate.

Quality Control Measures

Historically, quality assurance/quality control ("QAQC") measures used at Fire Creek to check the consistency in assay reporting were either lacking or not included in any surviving reports. The current practice of inserting blanks and standards and specifying prep duplicates began in the second quarter of 2013 when Klondex began processing core on site. Details of quality control measures prior to 2013 are set out in the "Sample Preparation, Analysis and Security" section of the Fire Creek Technical Report. Klondex's current quality control protocol at the Fire Creek Mine is as follows:

1.

Geologists insert QAQC standards as five percent of the sample stream. The type and location of each standard is at the geologist's discretion. At least one QAQC sample is inserted per hole. The three standard types are: (i) blank; (ii) standard; or (iii) duplicate.

2.	Blanks are crushed, homogenous barren material.

3.	Klondex uses several QAQC standards. Some were produced in-house from locally derived low-grade basalt. Others were purchased from ROCKLABS, a reputable supplier of reference material.

4.	For duplicate sampling, Klondex submits an empty bag labeled with the required sample ID in sequence. The lab takes a split from the pulp of the previous sample to run as a duplicate.

Adequacy of Sampling Methodologies

According to the authors of the Fire Creek Technical Report, the Fire Creek Mine staff have shown a solid understanding with regard to management of the sampled material and associated digital data. The methods of handling the drilled material, both physically and electronically, are acceptable for use in an analysis of the potential mineral resource.

Duplicate assay checks performed by AAL showed no bias, while those of ALS had minor biasing. This may be the result of too few duplicate check assays available for review, and the database needs to be enlarged. Additionally, the samples chosen for duplicates are all below the cutoff grade for the deposit, and this program should be expanded to include higher grade samples as well. A third lab should be engaged to perform duplicate assays on samples originally assayed at one of the other labs as another means of quality assurance. The blank data collected and used by Klondex does not present any underlying problems with sample handling, assay methods or laboratories.

Review of assay standards sets shows AAL to have smaller deviations than ALS, however, the results do not show any problems with the underlying data. The authors of the Fire Creek Technical Report are of the opinion that Klondex's current QAQC program, for sampling protocols, is managed in an acceptable manner. QAQC verification does not indicate any underlying deficiencies in the database.

Data Verification

The authors of the Fire Creek Technical Report analyzed the sample data used in the mineral resource estimation to verify its suitability for use in the Fire Creek Technical Report. The dataset includes records of drilled and channel-sampled material collected from 2004 through June 2015. Beginning in 2015, Klondex implemented its new AcQuire database. Data collected prior to 2015 is maintained in Microsoft Access. The Klondex Database Administrator merges the AcQuire and Microsoft Access data into .CSV files for import into Maptek Vulcan ISIS databases by the Senior Resource Geologist. The authors chose a representative subset of at least five percent of the ISIS data and requested the corresponding raw data source files. The accuracy of the data was verified by comparing the values in the ISIS databases to the values in the original source files. The raw assay data contained in the source files has been determined adequate for use in the mineral resource estimation by the QAQC program.

Two ISIS databases were used to estimate the mineral resource: one database was compiled from drilled material and the other from channel-sampled material. The drilled material dataset contains data from surface holes drilled from March 2004 through June 2015 and from underground holes drilled from September 2011 through June 2015. The channel sample dataset contains data collected from April 2013 through June 2015.

The four categories of data reviewed for the drill dataset were as follows.

  Collar location surveys: 76 surveys of underground hole collars and one surface collar survey were reviewed, representing about 9% of the holes in the dataset.

  Downhole surveys: 50 downhole surveys of underground holes and 24 downhole surveys of surface holes were reviewed, representing about nine percent of the holes in the dataset.

  Geology review: geology logs were checked for 88 underground holes and 212 surface holes, representing about 36% of the holes in the dataset.

  Assay review: original assay result certificates were reviewed for 117 underground holes and 149 surface holes, representing about 32% of holes in the database.

For each data set used in the mineral resource estimate, at least five percent of the data was verified against original source data. The data review verified that historic and current drill, channel and control samples are acceptable. In particular, the accuracy of the assay data has been quantified by independent review of 32% of drill holes and 10% of channels by direct correlation with assay certificates from accredited laboratories (drill samples) and accredited and local production laboratories (channel samples). The drilling and sampling ISIS databases, which contain data compiled by Klondex between March 2004 and June 2015, comply with standards prescribed by CIM protocol for use in mineral reserve estimates.

Mineral Processing and Metallurgical Testing

2013 Test Work

Metallurgical test work was conducted by McClelland Laboratories (MLI Job #3834) on two samples taken from the underground development to determine the amenability of the Fire Creek Mine material to gravity and/or cyanidation treatment. Each sample was milled to 80% minus 212 micrometers (µm) and processed through a laboratory Knelson concentrator to determine precious metal recovery via gravity concentration. The tailings from the Knelson concentrator were reground to 80% minus 75µm. Direct cyanidation tests (96-hour bottle roll tests) were then conducted on the gravity tailings to determine precious metal recovery and reagent consumption.

Results indicated that both samples were readily amenable to gravity and/or cyanidation treatment. Gold and silver recoveries achieved from composite sample FCM1 were 94.8% and 82.2%, respectively. Gold and silver recoveries achieved from sample 3834-01 were 99.0% and 89.4%, respectively. Cyanide consumptions were low, averaging 0.20 kg per metric ton (kg/mt) of material.

2014 Test Work

In early 2014, nine drill core composite samples from the West Zone were submitted to McClelland Laboratories (MLI Job #3870) for metallurgical testing to determine the amenability of the Fire Creek West Zone material to direct cyanidation and gravity/cyanidation treatment. Each composite was milled to 80% minus 75µm, and direct cyanidation tests (bottle roll tests) were then conducted to determine precious metal recovery and reagent consumption.

Results indicated that all but one of the samples were readily amenable to direct cyanidation treatment. Gold recoveries achieved from the eight composite samples ranged from 82.1% to 98.7%. Silver recoveries achieved from the eight composite samples ranged from 56.3% to 94.1%. Cyanide consumptions were low, averaging 0.30 kg/mt material.

Problems were encountered during direct cyanidation testing of composite #3870-6 due to high viscosity, low dissolved oxygen content and low free cyanide levels. This composite was transferred to a mechanically agitated leach apparatus to complete the test. Gold and silver recoveries achieved from composite #3870-6 were 66.9% and 81.2%, respectively. Cyanide and lime requirements for this sample were very high.

After direct cyanidation testing was complete, two master composites were prepared for gravity/cyanidation testing. A high-grade master composite (HG master comp) was prepared by combining the coarse rejects from Composites 3870-5 and 3879-6. A mid-grade master composite (MG master comp) was prepared by combining coarse rejects from Composites 3870-2, 3870-3 and 3870-4.

Each master composite was milled to 80% minus 300µm and processed through a laboratory Knelson concentrator to determine precious metal recovery via gravity concentration. The tailings from the Knelson concentrator were reground to 80% minus 75µm. Direct cyanidation tests (96-hour bottle roll tests), with and without lead nitrate addition, were then conducted on the gravity tailings to determine precious metal recovery and reagent consumption.

Results indicated that both master composites were readily amenable to gravity/cyanidation treatment. Gold and silver recoveries achieved from the HG master composite were 91.4% and 60.0%, respectively, without lead nitrate, and 91.2% and 82.8% with lead nitrate addition. Gold and silver recoveries achieved from the MG master composite were 95.5% and 74.3%, respectively, without lead nitrate, and 94.6% and 71.3% with lead nitrate addition.

Mineral Resource Estimate

The Fire Creek mineral resource was estimated in accordance with The Canadian Institute of Mining, Metallurgy and Petroleum's CIM Definitions Standards for Mineral Resources and Mineral Reserves, adopted by CIM Council on May 10, 2014 (CIM 2014). All data coordinates are measured in the Nevada State Plane Central Zone, NAD83 feet truncated to the last six whole digits.

Compositing

The assays were composited on ten-foot downhole interval lengths honoring the vein intersections. Therefore, the assays within the veins are separated from the lower grade values outside of the veins. This compositing method usually calculates a single composite across the vein interval as most vein intercepts are less than ten feet in length. Where the interval within the vein was longer than ten feet, more than one composite was created.

The mineral resource estimate is based on data from 836 surface and underground drill holes, completed through June 30, 2015. This estimate also includes 2,322 channel samples from underground drifting on the Joyce Vein, Vonnie Vein, Karen Vein, and Hui Wu Vein.

Geology and Vein Modelling

The basalt and tuff units were modeled but are not used in the block model. According to the authors of the Fire Creek Technical Report, these rock units do not seem to impact vein location or mineralization as the veins cross through basalt and tuff. Displacement of the rock units indicates faulting, both pre and post mineralization, which helps in understanding local geology and guide exploration.

48 vein sets were modeled on two main northwest linear treands separated approximately 1,300 feet east to west. The main trends are most likely offset by a NE trending synthetic structure, however its location is not clear at this time.

A low grade halo is sometimes present immediately adjacent to the veins. This material is usually a stock work of quartz veining or porous basalt or intrusive rock. The low grade mineralization adjacent to the veins was interpreted using core photos and grade variation. The thickness of this low grade material around vein varies and can occur either in the footwall, hanging wall, or both. The higher grade vein structure was modelled separately.

A density value of 0.0774 tons per cubic foot was assigned to all vein and low grade mineralization. This value is supported by 15 samples collected on the Joyce Vein and Vonnie Vein and analyzed by SGS Laboratories in Elko, Nevada.

Grade Capping

Grade capping for gold and silver was determined individually for the main veins using grade distribution curves and the spatial configuration of high grades within the vein (i.e. where high grades are distributed within cohesive oreshoots, the risk of overestimating mineralization is reduced versus high grades located randomly throughout the vein where risk of overestimation resulting from an isolated high grade sample is considered to be higher). Grade capping was applied through two methods.

In Measured spacing, both drill hole and channel composites were used in the estimation. The capping method applied was a high yield method, where composites that had a grade above a specified threshold were only used in the estimation if they were within a restricted distance of the block to be estimated. In Indicated and Inferred spacings, only drill hole composites were used in the estimation. The capping method applied was a topcut method, where composites that had a grade above a specified threshold were capped at that threshold but used in estimation to the full extents of the search ellipse.

In addition to grade capping, the influence of high grades was restricted by the identification of oreshoots on the vein prior to estimation (using on-vein domains).

Block Model

The block model was constructed using a 3,500-foot by five-foot by five-foot parent block size (XYZ), with sub-blocking in the veins and low grade mineralization as small as 0.2 feet by five feet by five feet. This modeling method creates a single block across the vein in the X direction with a tolerance of 0.2 feet. Therefore, the block width across the vein is within 0.2 feet of the actual width of the vein solid. The model is rotated with a bearing/dip/plunge of 75/0/270.

Grade Estimation

Gold and silver values were estimated using inverse distance cubed ("ID3") method. The ID3 method was applied in multiple passes defining the extents of the measured, indicated and inferred classifications.

The channel composites were only used for the measured pass, which has a search ellipsoid of 40 feet by 40 feet by 20 feet. This was done to ensure that high grade was not extended further than is supported by the data. This, along with the capping strategy, limits the range of influence of the high grade channel sample composites.

Anisotropic search parameters for gold were set to the average orientation of the veins. Search distances were tailored to the expected spacing of sample composites intercepting the vein models for each estimation pass. The vein’s gold and silver grades were estimated only using composites from within the vein, and low grade blocks were estimated using only low grade composites. The boundary separating the veins and low grade blocks is regarded as a hard boundary with the data in each isolated from the other. Only certain veins were estimated for low grade halo zones.

Significant parameters used in the gold and silver estimations include:

1.	Assigning of parent block values to sub-blocks. This ensures the grade tonnage curve of the material estimated matches the support of the drill spacing informing the estimate.

2.	Only composites with a value greater than zero were used.

3.

A minimum of four and maximum of 12 samples were used to estimate measured blocks, a minimum of three and maximum of 12 to estimate indicated blocks, and minimum of two and maximum of 12 to estimate inferred blocks.

4.	Composites were selected using anisotropic distances.

5.	Only composites within the veins were used to estimate blocks within the veins.

6.	Grades were capped (search restricted) for measured material.

7.	Grades were capped with a top cut for indicated and inferred material.

8.	Gold and silver for blocks outside of vein solids were not estimated.

The narrow vein mining methods practiced at the Fire Creek Mine require a minimum stope width of four feet. The veins can vary in thickness from a few inches to over ten feet. Potentially economic mineralization must meet standard cut-off grade criteria as well as a grade thickness criterion before it is included in a mineral resource estimate. Grade thickness is calculated by multiplying the block true width by its equivalent grade.

Mined Depletion

The block model is depleted by the as-built survey of the underground workings. Blocks within the survey were flagged as "mined". The grades and the density within the flagged blocks remain intact in order reconcile with mining. Remnant blocks within the hanging wall or footwall of the veins which are not inside the mine survey but immediately adjacent to it were also flagged as "mined".

Mineral Resource Statement

Measured, indicated and inferred mineral resources are summarized in the following chart.

			Grade (opt)		Contained Metal (koz)
Resource Class	Mass (kton)	Au	Ag	AuEq	Au	Ag	AuEq
Measured	132.2	2.049	1.451	2.072	271.0	191.8	273.9
Indicated	330.6	0.595	0.516	0.603	196.7	170.6	199.4
Total Measured & Indicated	462.8	1.011	0.783	1.023	467.7	362.4	473.3
Total Inferred	1,064.9	0.410	0.319	0.415	436.2	339.5	441.5

Notes:

1.	Mineral resources have been calculated at a gold price of $1,200/troy ounce and a silver price of $19.00 per troy ounce.
2.	Mineral resources are calculated at a grade thickness cut-off grade of 1.256 Au equivalent opt-feet and a diluted Au equivalent cut-off grade of 0.256 opt.
3.	Gold equivalent ounces were calculated based on one ounce of gold being equivalent to 64.53 ounces of silver.
4.	The minimum mining width is defined as four feet or the vein true thickness plus one foot, whichever is greater.
5.	Mineral resources include dilution to achieve mining widths and an additional 10% unplanned dilution.
6.	Mineral resources include allowance for 5% mining losses.
7.	Mineral resources are inclusive of mineral reserves.
8.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

9.

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Mineral Reserve Estimate

Excavation designs for stopes, stope development drifting and access development were created using Vulcan software. Stope designs were aided by the Vulcan Stope Optimizer Module. The stope optimizer produces the stope cross section which maximizes value within given geometric and design constraints.

Design constraints included four feet minimum width for long hole stopes with development drifts spaced at 40-foot vertical intervals. Stope development drift dimensions maintained a constant height of ten feet and a minimum width of six feet. Drift and fill dimensions are the same as stope development.

Mining and backfill tasks were created from all designed excavations. These tasks were assigned costs and productivities specific to the excavation or backfill task type. Additionally, the undiscounted cash flow for each task was calculated. All tasks were then ordered in the correct sequence for mining and backfilling. Any task sequence or subsequence that did not achieve a positive cumulative undiscounted cash flow was removed from consideration for mineral reserves. Stope development, necessary to reach reserve excavations and exceeding the incremental cut-off grade shown in the following table, are also included in mineral reserves.

	Unit	Gold	Silver
Sales Price	$/Ounce	$1,000	$15.83
Refining and Sales Expense	$/Ounce	Included in Milling
Royalty		1%
Metallurgical Recovery		94%	92%
Operating Costs
Ore Haulage (Portal to Mill)	$/ton	$32.66
Direct Processing	$/ton	$46.00
Administration and Overhead	$/ton	$28.25
Mining	$/ton	$183.00
Total	$/ton	$289.91

Gold Equivalent		1	64.53
Unplanned Dilution		10%
Incremental Cut Off Grade		0.115
Cut-off Grade	Eq. opt	0.312
Minimum Mining Width	feet	4
Grade Thickness cut-off	Eq. opt-ft.	1.371

The mineral reserve estimate for the Fire Creek Mine is summarized in the following table.

Vein Designation	Tons (000's)	Au opt	Ag opt	Au Eq opt	Au Ounces (000's)	Ag Ounces (000's)	Au Equiv. Ounces (000's)
Proven Reserves	105	2.07	1.49	2.10	216.1	155.5	218.5
Probable Reserves	136	0.725	0.573	0.734	98.5	77.8	99.7
Proven + Probable Reserves	240	1.31	0.972	1.34	314.6	233.4	318.2

Notes:

1.	Mineral reserves have been estimated with a gold price of $1,000/ounce and a silver price of $15.83/ounce.
2.	Metallurgical recoveries for gold and silver are 94% and 92% respectively.
3.	Gold equivalent ounces are calculated on the basis of one ounce of gold being equivalent to 64.53 ounces of silver.
4.	Mineral reserves are estimated at a cutoff grade of 0.311 Au opt and an incremental cutoff grade of 0.115 Au opt.
5.	Mine losses of 5% and unplanned mining dilution of 10% have been applied to the designed mine excavations.

Fire Creek mineral reserves could be materially affected by economic, geotechnical, permitting, metallurgical or other relevant factors. Mining and processing costs are sensitive to production rates. A decline in the production rate can cause an increase in costs and cutoff grades resulting in a reduction in mineral reserves. Geotechnical conditions requiring additional ground support or more expensive mining methods will also result in higher cutoff grades and reduced mineral reserves.

Mining Operations

Mining Methods

Mining may be completed using end slice stoping with delayed backfill, also referred to as long hole stoping, and drift and fill stoping. The final choice of mining method will depend upon the geometry of the stope block, proximity to main access ramps, ventilation and escape routes, the relative strength or weakness of the mineralized material and adjacent wall rock, and finally the value or grade of the mineralized material. The choice of mining method will not be made until after the stope delineation and definition drilling is completed.

End slice, or long hole, stoping has the highest degree of mechanization of the three expected mining methods at the Fire Creek Mine, is the lowest cost method and generally provides the lowest total cost per ounce. End slice stoping requires the greatest amount of waste development and can be mined to a minimum width of four feet. The potential for unplanned wall dilution with this method is the greatest.

Drift and fill stoping is currently planned to extract all of the Fire Creek mineral reserves. This method can be employed where the wall rock is too weak for end slice stoping, the vein dip is less than 50° or where there is variable vein geometry. Cut and fill stoping is the highest cost mining method of the two considered.

A drift and fill stope is initiated by driving a waste crosscut from the access ramp to the vein. The cross cut is driven at a negative gradient up to minus 15% in order to reach the lowest elevation of the stope. Drifting along the vein strike progresses in both directions from the cross cut. Drift dimensions are a minimum of six feet in width and 10 feet high. The width can be increase to accommodate wider sections of the vein.

Once the end of the stope is reached, the drift can be backfilled with cemented rock fill if there is unmined ore below or with unconsolidated waste backfill if mining below is not planned. Once filled, breasting down the waste above the back of the cross cut begins at a gradient sufficient that the sill of the crosscut is now at the same elevation as the back of the preceding drift. This process will be repeated until vein within reach from the cross cut has been mined out, and mining will proceed from the next level above.

Mine Plan

The production plan for Fire Creek is set out in the Fire Creek Technical Report and re-produced below. The production plan is premised on the number of available stoping areas as of the date of the Fire Creek Technical Report and does not take into account development of additional stoping areas. Increasing the available labor force or the equipment fleet will not have significant impact on the production rate or anticipated mine life of 4.0 years.

Calendar Year	2015	2016	2017	2018	Total

Reserves Mined
Proven Ore Mined (000's Tons)	24.9	45.1	35.2	0.0	105.2
Gold Grade (Ounce/Ton)	1.788	2.057	2.242	0.000	2.055
Silver Grade (Ounce/Ton)	1.245	1.530	1.580	0.000	1.479
Contained Gold (000's Ounces)	44.5	92.7	78.9	0.0	216.1
Contained Silver (000's Ounces)	31.0	69.0	55.6	0.0	155.5

Probable Ore Mined (000's Tons)	26.9	54.2	36.7	17.1	134.8
Gold Grade (Ounce/Ton)	0.679	0.603	0.686	1.308	0.730
Silver Grade (Ounce/Ton)	0.518	0.488	0.583	0.942	0.577
Contained Gold (000's Ounces)	18.3	32.7	25.1	22.4	98.5
Contained Silver (000's Ounces)	13.9	26.4	21.4	16.1	77.8

Total Mineral Reserves Mined (000's Tons)	51.8	99.2	71.8	17.2	240.0
Gold Grade (Ounce/Ton)	1.212	1.264	1.448	1.307	1.311
Silver Grade (Ounce/Ton)	0.867	0.961	1.071	0.941	0.972
Contained Gold (000's Ounces)	62.7	125.4	104.0	22.4	314.6
Contained Silver (000's Ounces)	44.9	95.4	76.9	16.1	233.4

Calendar Year	2015	2016	2017	2018	Total
Contained Gold Equiv. (000's Ounces)	63.4	126.9	105.2	22.7	318.2

Production Mining
Stope Development and Cut and Fill Mining (000's Tons)	15.3	7.0	4.6	-	26.9
Longhole Stope Mining (000's Tons)	38.4	97.7	69.3	16.2	221.7
Backfill (000's Tons)	59.2	122.6	119.4	34.2	335.4

Waste Mining
Expensed Drift Waste (000's Tons)	4.6	5.1	9.2	3.7	22.5
Bench Waste (000's Tons)	-	-	-	-	-
Expensed Waste (000's Tons)	4.6	5.1	9.2	3.7	22.5
Primary Capital Drifting (Feet)	2,814	636	268	-	3,717
Secondary Capital Drifting (Feet)	1,110	714	173	-	1,997
Capital Raising (Feet)	154	1,310	66	-	1,530
Capitalized Mining (000's Tons)	41.0	27.2	8.9	-	77.1

Total Tons Mined (000's Tons)	97.4	131.5	89.9	20.9	339.6
Mining Rate (tpd)	529	359	246	57	248

Markets and Contracts for Sale of Products

Gold and silver markets are mature with reputable smelters and refiners located throughout the world. Following several years of increases, gold and silver prices began declining in 2012. As of June 2015, the 36-month trailing average gold price was $1,375 per ounce, the 24-month trailing average price was $1,263 while the monthly average had dropped to $1,182. On February 11, 2014, the Corporation entered into the Gold Purchase Agreement with Franco-Nevada GLW Holdings Corp. (see "General Development of the Business – Three Year History").

Processing and Recovery Operations

A local contractor transports mineralized material from the Fire Creek Mine to the Midas Mill on public roadways which is a distance of approximately 131 miles. Mineralized material is segregated through the crushing circuit. The mill has two 500-ton fine ore bins located between the secondary crusher and the ball mill, and one bin is dedicated to the Fire Creek Mine. Head samples are taken on each reclaim conveyor at regular intervals, and tonnage measured by a belt scale prior to comingling the mineralization streams.

The Midas Mill was constructed in 1997 and has a nameplate capacity of 1,200 tpd. The mill uses conventional leach technology with Counter Current Decantation (CCD) followed by Merrill Crowe precipitation. Doré refining is finalized by Johnson Matthey refineries in Salt Lake City, Utah. Midas has performed toll milling periodically since 2008.

Fire Creek mineralization performs quite well under direct cyanidation with daily recoveries as high as 95.1% for gold and up to 95% for silver. Variances in gold recovery are due to the head grade and grind size, and do not appear to be associated with mineralized material type. The standard deviation of silver recovery is less than four percent with variance due to head grade, grind size, and clay content.

Infrastructure, Permitting and Compliance Activities

Site Infrastructure

Project infrastructure is comprised of two large tented structures (used for maintenance of the mobile fleet and other production related equipment), heavy equipment parking areas, several mobile office units, several Conex mobile containers, and lay-down areas. The engineering and geology offices, security, and staff dry area are in mobile office units. These buildings are connected to non-potable water pipelines and septic system. The core logging facility is a 1,000 square foot (sf) plasticized-canvas covered outbuilding with overhead lights and propane heater located beside a core lay down area of about 500 sf. The core splitting facility is housed next to the core logging facility in a mobile Conex container. In addition to the offices, there are areas designated for septic leach field, waste rock dump, WTP, sediment control ditches, ore storage, and re-vegetated stockpiles. Electrical power is provided to the Fire Creek Mine by NV Energy, Inc. through a transmission line and substation located near the eastern project boundary.

Water Management and Water Treatment

Klondex manages surface and underground water using a pond system, drainage ditches, and a water treatment plant ("WTP"). Surface water from precipitation events is diverted away from infrastructure with a series of drainage ditches. Surface water within the disturbance areas is diverted to one of two ponds, which have a combined volume of approximately 4.7 million gallons. Water from underground mining operations that does not meet NDEP Profile I standards is pumped to the Dewatering Storage Pond and treated through the WTP. Brine reject solution from the WTP is stored in the Stormwater Pond, where it is evaporated or shipped off-site for disposal. Treated water can be managed in several ways: used for dust suppression on roads and during construction events; infiltrated in the RIBs; or used underground for mining activities.

Klondex is commissioning two rapid infiltration basins ("RIBs"), which will also be included in the water management system. When completed, the RIBs are expected to have the capacity to infiltrate up to 3,000 gpm of water meeting the Profile I standard. Klondex has also permitted and constructed an artesian well, PW-1, which can provide up to three gpm of fresh water. Klondex currently holds annual water rights for 283 acre-feet of water. A fire water tank is located above the facilities and gravity flows to hydrants located near the project buildings.

Permits

The major operational permits and a brief summary of the requirements for each permit are outlined in the following table.

Permit	Permit Number	Agency	Permit Type and Explanation
Environmental Assessment and Plan of Operations	NVN-079769	BLM

Plan of Operations is required for all mining and processing activities and exploration exceeding five acres of disturbance. BLM approves the plan and determines the required environmental studies, usually an environmental assessment or an environmental impact study based on the requirements outlined in the National Environmental Policy Act.

Record of Decision		BLM	A Record of Decision in the United States is the formal decision document which is recorded for the public.
Water Pollution Control Permit (Operations)	NEV2007104	NDEP, BMRR

Mines operating in the State of Nevada are generally required to meet a zero discharge performance standard. A Water Pollution Control Permit is required for the extraction of minerals. A separate permit may be issued for certain activities at a specific facility, such as rapid infiltration.

Water Pollution Control Permit (Infiltration) Water Rights	NEV2013102 28637, 77002, 77003, 75129	NDEP, BMRR NDWR

Water Pollution Control Permit for infiltration of water from the underground mine operations. Water rights are issued by the Nevada Division of Water Resources based on Nevada water law which issues permits based on prior appropriation and beneficial use. Prior appropriation (also known as "first in time, first in right") allows for the orderly use of the State of Nevada's water resources by granting priority to parties with senior water rights. This concept ensures the senior uses are protected, even as new uses for water are allocated.

Reclamation Permit	#0241	NDEP, BMRR

Summarizes reclamation activities and associated costs. Ensures land disturbed by mining activities are reclaimed to safe and stable conditions to promote a safe and stable post-mining land use. A permit is required for any disturbance over five acres. The RCE is financially secured with a posted security. The posted surety amount provides assurance that reclamation will be pursuant to the approved reclamation plan.

Air Quality Permit	AP1041-2774	NDEP, BAPC

An owner or operator of any proposed stationary source must submit an application for and obtain an appropriate operating permit before commencing construction or operation. Class II Air Permit - Typically for facilities that emit less than 100 tons per year for any one regulated pollutant and emit less than 25 tons per year total hazardous air pollutants and emit less than 10 tons per year of any one hazardous air pollutant.

Permit	Permit Number	Agency	Permit Type and Explanation
Storm Water Permit	NVR300000	NDEP, BWPC

General storm water discharges associated with activities from metal mining activities. Regulates storm water runoff from waste rock storage piles, roads, and cleared areas. Typical pollutants include suspended solids and minerals eroded from exposed surfaces.

Klondex has an approved plan of operations with the BLM covering their current exploration activities at the Fire Creek Mine. Klondex received approval to an amendment to the Plan of Operations and Reclamation Permits (NVN-079769 and Reclamation Permit #0028) which allows Klondex to construct and operate several RIBs. Klondex received approval for the Water Pollution Control Permit for the RIBs (WPCP2013102) in February 2014. In addition, Klondex has initiated a baseline data collection program to ensure that enough data is collected to be sufficient for additional permitting necessities. Since the date of the Fire Creek Technical Report, Klondex has received a modification to the water pollution control permit and a signed Decision Record and a Finding of No Significant Impact for the EA. (See "General Development of the Business – Three Year History – 2015 Highlights"and " – Events Subsequent to 2015".)

As of the date of this AIF, Klondex is unaware of any existing environmental issues or compliance problems that have the potential to materially impede production at the Fire Creek Mine. Klondex has a strong cultural resource preservation program, which allows a third party archeologist time to review potential areas of new disturbance. There are currently no community or social impact issues regarding work being completed at the Fire Creek Mine.

Capital and Operating Costs

Life of mine ("LOM") constant dollar capital expenditures are detailed in the following table. Fire Creek Mine development comprises over 63% of total capital requirements; mine equipment 26%; site facilities seven percent, and environmental projects four percent (amounts in 000s).

			Cost (000's)
	2015	2016	2017	2018	Total
Mine Development	$7,244	$4,442	$727	-	$12,413
Rapid Infiltration Basin	$368	-	-	-	$368
Site Facilities	$1,277	-	-	-	$1,277
Environmental Assessment	$469	-	-	-	$469
Mining Equipment	$2,200	$2,000	$932	-	$5,132
Total	$11,558	$6,442	$1,659	$0	$19,660

Economic Analysis

The cash flow estimate includes only costs, taxes and other factors applicable to the Fire Creek Mine and corporate obligations, financing costs, and taxes are excluded. The cash flow estimate includes 35% federal income tax after appropriate deductions for depreciation and depletion. No consideration has been given for carry forward losses incurred prior to 2015. Nevada does not impose an income tax but does levy a net proceeds tax equal to 5% of the net operating income with some allowances for depreciation of property plant and equipment. The net proceeds tax does not allow a depletion deduction. Future reclamation costs have been prepaid through reclamation bonding requirements

A constant dollar cash flow analysis based on the reserves production and development plan shown under "Mineral Projects – Fire Creek Mine – Mining Operations – Mine Plan" was conducted. The grade of the Fire Creek resources and the low capital requirements facilitated with the addition of the Midas Mine and Mill to Klondex's project portfolio combine to produce a 9.9 profitability index calculated with a 10% discount rate. The profitability index is the ratio of payoff to investment of a proposed project. It is a useful tool for ranking projects because it allows you to quantify the amount of value created per unit of investment. A profitability index of 1 indicates break even. Calculation of an internal rate of return is indeterminate for the Fire Creek Mine due to the positive cash flow projected to be achieved in each year of the project, based on the parameters and assumptions set out herein and in the Fire Creek Technical Report.

Exploration, Development and Production

See "General Development of the Business – Operational Outlook for 2016".

Midas Mine

Klondex has a 100% ownership interest in the Midas Mine in Elko County, Nevada, U.S.A., through its indirect wholly-owned subsidiary, Midas Operations. The following summary is based on the Midas Technical Report.

Project Description, Location and Access

Location and Access

The Midas Mine is a high-grade gold-silver vein deposit hosted in faulted and brecciated tertiary volcanic rocks, located one mile from the town of Midas, Nevada, about 58 miles east of Winnemucca, or 80 miles from Battle Mountain. The closest towns with comprehensive services are either Winnemucca or Battle Mountain off of Interstate-80. The closest commercial air service is in Elko. Elko is approximately three hours driving time (approximately 150 miles) through Battle Mountain. There is a remote, back roads access to Midas from Elko through Tuscarora. The remote access from Elko to Midas is 90 miles (approximately 145 miles), but the drive time would also be about two hours due to the unimproved roads. The roads leading to the mine are mostly unpaved but are maintained by state, county and Midas crews in order to service the ranches and mines in the vicinity.

The portal to the underground mine is located approximately one half mile west of the mill and other site facilities. The portal provides entry to a system of declines and ramps that access the gold- and silver-bearing veins. Mining levels are developed at nominally 50-foot (ft) vertical intervals to access the mineralized vein. The mineralized material is excavated and loaded into underground haul trucks, which transport it to a surface transfer stockpile located outside the mine portal. The mineralized material is then trucked from the transfer stockpile to the main mineralized material stockpile area adjacent to the mill. In the mill, the mineralized material is crushed, processed, and refined to extract gold and silver. Molten gold/silver is poured from the refinery furnace into molds, and the resulting doré is shipped off-site for refining.

Title to the Project and Payment Obligations

Klondex's total land package in the Midas district (including easements) covers approximately 30,000 acres. This includes fee lands, federal unpatented mining claims, seven mining leases, BLM rights of way, general agreements, easements and surface use agreements. Within the 30,000 acres, there are 1,489 federal unpatented mining claims, of which 1,456 are owned and 33 are leased. Fee lands comprise approximately 2,417 acres of the land package. About 1,311 acres of the fee land include surface and mineral rights, while the other 1,106 acres include only surface rights. Some of the surface-only fee lands are lots within the town of Midas.

The claim locations are based on the location of monuments and their associated dimensions cited to the BLM. The authors of the Midas Technical Report are not aware of any conflicting surface rights within the Midas land package. Other considerations that might affect accessing claim status include grazing rights and protected habitats. There are archaeological considerations in the immediate area of the Midas Mine; however, all proposed surface disturbances are reviewed and approved by the BLM. To the knowledge of the authors of the Midas Technical Report at the time it was prepared, there were no environmental or social factors that would affect land title. A table summarizing the fee holdings encompassing the Midas Mine is shown in the Midas Technical Report under the heading "Property Description and Location", along with tables summarizing the Midas town site lots, property agreements and holding cost obligations associated with the Midas Mine, and royalties owed by Klondex in relation to the Midas Mine.

History

The Midas Mining district had historic gold production dating as early as 1907. Between 1907 and 1942, production at Midas was from predominantly underground mining of high grade veins that outcropped at surface, sporadically augmented by discoveries of placer deposits. In 1942, non-essential mining activity was suspended by the War Production Board.

Modern exploration methods were employed in the district casually in the 1970s and 1980s by various companies, and exploration began in earnest in the early 1990s when Franco-Nevada Mining Corporation Limited ("FN Mining") assembled a land package. Since modern mining began in 1998, approximately 2.2 million ounces of gold and 26.9 million ounces of silver have been produced by FN Mining, Normandy and Newmont.

The official discovery of high grade veins at Midas occurred in 1994 at the Rex Grande prospect, which grew into the Colorado Grande vein. Mine development commenced in 1997, and FN Mining operated the mine on behalf of the Midas joint venture between Franco-Nevada and Euro-Nevada until the mine was acquired by Normandy in 2001, followed by the Newmont acquisition of Normandy in 2002.

Exploration activities included soil and rock chip sampling, surface mapping, geophysics, and drilling. Thirty eight holes were drilled by Newmont in the 2011 to 2012 field season to test 15 targets with follow-up work recommended in four of the areas tested. The follow up work was never completed. In 2012, Newmont ceased all exploration activity at Midas and began to plan for final depletion and closure.

Production from the Midas mill from 2009 to 2013 is presented in the following table. Production rates peaked in 2011 and declined in succeeding years. Gold grades have also declined, indicating the approaching depletion of the Main Veins. Silver grades increased in 2013, indicating the shift in production from the Main Veins to the East Veins, where the silver-gold ratio is substantially greater.

Year	Kt	Au (opt)	Ag (opt)
2013(1)	190	0.21	5.7
2012	330	0.23	4.1
2011	367	0.31	4.3
2010(2)	327	0.43	6.0
2009(3)	291	0.51	6.9

Notes:

(1)	Ten months through October.
(2)	Includes toll milling 35kt containing 27 koz. Au and 194 koz. Ag of Hollister material.
(3)	Includes toll milling 35kt containing 34 koz. Au and 361 koz. Ag of Hollister material.

Newmont historic mineral reserves and mineral resources are presented in the Midas Technical Report in Section 6.3 – Historical Mineral Reserve and Mineral Resource Estimates.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Midas Mine is located on the southeast flank of the Snowstorm Mountain range near the eastern margin of the NNR structural domain, hosted in a bimodal suite of volcanogenic rocks. Several other structurally controlled, epithermal precious metal vein desposits are hosted in similar Miocene-age volcanic rocks along the NNR including the Fire Creek Mine, which shares similar mineralization characteristics.

The NNR structural domain is distinguishable on regional scale magnetic maps as a prominent north-north west (NNW) trending lineament of magnetic highs. This distinctive positive magnetic anomaly is caused by Miocene-age syn-rift mafic and intermediate volcanic rocks of basaltic to dacitic composition. The NNR originated at the McDermitt caldera in northwest Nevada, site of the initial eruption of the Yellowstone hot spot, and propagated 500 km to southeast Nevada. The rift is readily visible on regional aeromagnetic maps as a narrow positive anomaly for approximately 250, and is defined by an accumulation of basaltic to dacitic lava flows and dikes of mid-Miocene age.

The chemical composition of the volcanic and intrusive rocks varies greatly within the rift, ranging from mafic to intermediate volcanic flows at the Malpais and Argenta Rims, mafic flows at Fire Creek, felsic tuff and andesite at Ivanhoe, and a bimodal sequence at Midas of felsic flows, tuffs and domes, and basaltic sills and dikes. Consequently, rocks from one mining district generally cannot be correlated directly with those from another, except in a time sense where high-resolution radiometric dates are available. Gold mineralization at Midas is structurally controlled by normal faults within the NNR. The style of structurally controlled mineralization observed at the Midas Mine is typical of rift-hosted epithermal mineralization associated with an intrusive center.

Local Geology

The Midas deposit belongs to a group of middle Miocene low-sulfidation epithermal gold and silver mineralizing systems associated with magmatism and faulting along the rift. Interpretation of new argon-argon (40Ar/39Ar) dates from volcanic rocks and hydrothermal minerals related to gold mineralization and additional isotopic dates throughout the Midas region constrain the timing of volcanic, tectonic, and hydrothermal activity. The Midas hydrothermal system developed following a change from mafic-dominated bimodal volcanism and basin formation to felsic volcanism and extensional faulting at about 15.6 Ma.

From 15.6 to 15.2 Ma, lacustrine sediments and tuffs were deposited on a relatively impermeable rhyolite flow at Midas. During this period, faulting and tilting of the volcanic edifice created pathways for hydrothermal fluids that flowed to the surface forming sinter and hydrothermal breccia. At 15.4 Ma, epithermal quartz-calcite-adularia veins formed in fault zones and open conduits in the geothermal field. Mineralized material is confined to steeply dipping, banded quartz veins within north-northwest-striking faults. The age of an unaltered tuff that unconformably overlies opalized sediments establishes that tilting of the units and the hydrothermal system had ceased by 15.2 Ma.

The paragenesis of gangue and minerals in the Midas veins are consistent with an epithermal hot spring (geothermal) system dominated by meteoric water. Fluid inclusions within the quartz veins indicate low salinities (as expected from meteoric water), and homogenization temperatures between 190-260°C. There are no sinters present in the central part of the district, particularly above the Colorado Grande or Gold Crown veins.

The Midas veins formed during a middle Miocene pulse of bimodal basalt-rhyolite magmatism that was widespread throughout the northern Great Basin. Drilling in the district has shown that Miocene tuffs, flows, and volcaniclastic rocks extend to a depth of at least 1.5 kilometres beneath the present eroded surface. The depth to older Tertiary volcanic rocks or pre-Tertiary basement is unknown; however, xenoliths of quartzite and metasedimentary rock resembling Paleozoic siliciclastic lithology and representing the pre-Tertiary basement, have been uncovered in a mafic dike or sill of basaltic andesite.

The Midas fault, host to the Colorado Grande vein, is the principal structure in the mine. It strikes approximately N15°W and coincides with a structural high or arch within the district. Closure of rock exposures to the south, and general convergence of bedding strike on the west and east sides of the arch to the south, indicate a shallow southerly plunge. Based on drill hole information, the Midas fault shows apparent normal movement, down to the east, of more than 1,000 feet. Left-lateral shear movement along the Midas fault later created northwest oriented, dilatant openings that host high grade vein mineralization. Owyhee structures oriented N65°E show sun- to post-ore movement, as the Colorado Grande (Midas fault) is displaced along the Northern and Southern Owyhee faults. The most recent movement on the Owyhee structures resulted from basin and range extension during the last 10 Ma.

Property Geology

The near mine veins at Midas are divided into four major groups, which are listed in the following table.

Group	Vein Name	Vein No.
Main Veins	Colorado Grande	105
	Gold Crown	205
	Gold Crown HW	305
	Snow White	405
	Discovery	505
	Sleeping Beauty	605
	Colorado Sur	705
	Gold Crown Southern Ext	108
	Gold Crown HW Split	208
	Happy	1081
East Veins	Homestead	777
	Charger Hill	805
	GP	905
	Ace	9052
South Veins	Queen	1605
	SR	5005
West Veins	SV	101
	Midas Trend	201
	Link	1026

Prior to 2013, all production was from the Main Vein group, particularly the Colorado Grande Vein and the Gold Crown Vein. Development of the East Veins began in 2012. The third group of veins is comprised of the Queen and SR veins located to the south of the existing workings and south of the South Owyhee Fault. There has been no mining on these veins, and they are defined only by surface drilling. These veins represent a high priority near mine target, and the Queen Vein has been added to the mineral resources estimate.

The fourth group of veins is west of the main vein system and includes the Link and Midas Trend veins. Like the southern vein group, these veins have yet to be delineated from underground.

Mineral Deposit Type and Mineralized Zones

On a general scale, the hydrothermal system and subsequent mineralization developed at Midas is currently interpreted as a low sulfidation, epithermal precious metal vein system as part of a larger magmatic system at depth. Mineralization at Midas appears to be part of a convective system related to emplacement of a mineralizing intrusion at depth.

The Midas Mine and associated infrastructure are located near the southern limits of the land package, primarily within sections 22 and 27 of T39N R 46E.

Exploration and Drilling

Drill Core Sampling

Klondex completed 112 new drill holes totaling 76,990 feet which were included in the current mineral resource estimate. As of August 31, 2014, the effective date of the Midas Technical Report, drilling was ongoing. The previous operators of the Midas Mine completed 4,037 drill holes totaling over 2.7 million feet of drilling on over a dozen major veins.

The 21 veins included in the mineral resource estimate are defined by 2,990 drill holes which contain 10,116 feet of mineralized vein intercepts. There are an additional 18,041 channel samples totaling 160,764 feet of vein sampling. True thickness of the veins varies from a fraction of a foot to several feet.

In September 2014, the authors of the Midas Technical Report visited the Midas Mine but did not observe any drilling or sample recovery. The procedures used are set out in the Midas Technical Report in Section 10 – Drilling and Sampling Methodology – Drill Core Sampling.

Channel samples along production drifts were also incorporated into this mineral resource estimate. The channel sample locations are stored as "synthetic drill holes" in acQuire in order to utilize them spatially with software (northings, eastings, elevations, azimuth, dip, and length). The northing, easting, and elevation of the samples were derived from Vulcan after geologists digitized the channel sample locations into the digital underground drift asbuilt survey. The channel sample locations were not survey points that can be verified by the author, but the asbuilts are derived from surveys. Since February 2014, Klondex's percentage of core recovery at the Midas Mine is 95%.

Material from core, rejects, RC chips, and pulps were stored by Newmont onsite within a fenced and protected facility, and this practice has been continued by Klondex. Newmont logged core utilizing electronic tablets and uploading data directly into acQuire. Newmont's logging protocols for core have not been reviewed by the authors of the Midas Technical Report. Klondex’s logging protocols are set out in the Midas Technical Report in Section 10 – Drilling and Sampling Methodology – Drill Core Sampling.

Face Sampling

Face sampling methodology at the Midas Mine by Newmont and Klondex geologists is typical of narrow vein mining operations. The geologists collected material from the face by hand with a rock hammer to chip off multiple fragments in the face across the vein and wall rock representing all material from a variety of features, such as silicified patches, oxidized breccias, vug-fill, free gold, etc. The detailed procedure for collecting material is set out in the Midas Technical Report in Section 10 – Drilling and Sampling Methodology – Face Sampling.

The location of the sample channels are measured from known points along the drift alignment and posted on face sheets and plan maps. Location sheets are then scanned. Channel locations (faces) are digitized with Vulcan software. Channel collar eastings, northings, and elevations are obtained using Vulcan software. Individual sample widths are obtained from mapping at the time of sampling. Channel location coordinates are exported from Vulcan into CSV-formatted collar files. Sample width values are hand entered into CSV-formatted sample files with assay results pasted from laboratory reports. The channel sample files are then imported into Vulcan software and modeled as synthetic drill holes using the eastings, northings, elevation, width, and assay values. The samples were sent to the assay lab after every twelve-hour shift.

The authors of the Midas Technical Report are not aware of any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.

Sampling, Analysis and Data Verification

Core Sample Preparation

Core is sampled after the core logging procedure is complete. Only mineralized intervals are sampled in holes drilled for delineation purposes. Mineralized intervals are identified by projecting modeled mineralized trends to expected down-hole intercept depths and by experienced staff consistently recognizing mineralization characteristics. Holes drilled for exploration purposes would be sampled entirely. All of the Klondex drilling to date has been for delineation purposes.

Once a mineralized interval is identified, the geologist chooses sample intervals with the goal of obtaining the best possible characterization of the interval. Samples are taken across the mineralized interval, consuming the whole core, beginning and ending in waste beyond the margins of the interval. Minimum sample length is 0.8 feet, and maximum sample length is five feet for NQ size core. A standard or blank is inserted in the sample stream every 25 samples with a minimum of two QA/QC samples per hole. Samples are placed into cloth sample bags according to their sample intervals. Sample bags are labeled with sample ID. Sample IDs for core holes begin with the KMC- prefix followed by 5 digits. QA/QC samples for the hole are assembled and kept with the lab submittal form.

Sample bags are placed in a bin in the core yard to await shipment to American Assay Laboratories ("AAL") in Reno, Nevada. AAL is an ISO 17025 accredited facility and is independent of Klondex. When enough samples have accumulated to constitute a full shipment, the AAL driver is called to the core shed. Bins of samples are loaded onto the AAL truck, and the submittals and QA/QC samples are handed to the driver.

When the core sampling procedure is complete, remaining core is discarded except for categorically unaltered basalt. Unaltered basalt is thoroughly chip sampled and set aside. The chip samples are sent to AAL for analysis. If the result of the analysis is below the detection limit, the basalt is used for blank QA/QC material. If the result of the analysis yields a measurable result, the basalt is discarded.

Channel Sample Preparation

The following outlines the channel sample preparation methodology: (1) channel samples at the Midas Mine were bagged on site at the face; (2) full bags were brought to the geology office; (3) QA/QC materials were not inserted into the channel sample dispatch; and (4) channel samples were delivered to the Pinson lab every shift.

Sample Analysis Protocol

Drill samples are analyzed by AAL. The sample analysis protocol is as follows: each sample of core will be dried and crushed to a state that permits 80% of the sample passes through a 10 mesh screen; the sample is then split using a rotary splitter to 1,000 grams; each 1,000 gram split is then pulverized to a state that 80% of the sample passes through a 200 mesh screen, creating a "pulp"; returning to the original 1,000 gram pulp, 50 to 60 grams are then analyzed by fire assay for Au and Ag with a two acid digestion and an ICP finish; samples that are over 10 ppm Au or 100 ppm Ag then receive a 50 to 60 gram fire assay with a gravimetric finish for Au and Ag; all results are then reported in opt Au and opt Ag; all coarse rejects and pulps are returned to the Klondex Midas core shed by AAL courier during normal sample pickup.

Channel samples are analyzed by ALS. The channel sample analysis protocol is as follows:

  Sample Preparation: samples are received, inventoried, panned, and dried at 250° F; samples are crushed to 80% passing 10 mesh; a crusher cleans out rock/air after every sample, high grade cleanout twice; sample are homogenized, a 300 gram riffle split is taken; 300 gram splits are pulverized to 85% passing 200 mesh; and the pulverizer cleans out sand/air after every sample, high grade cleanout twice.

  Fire Assay: 30 gram prepared samples are weighed in 40 gram crucible for fire assay Au/Ag; samples are custom fluxed for oxide/sulfide matrix; Quality Control, Certified Reference Material ("CRM"), blank, and 5% analytical duplicates inserted and reported by batch; samples are fused, poured, cupelled, and finished gravimetrically; and Au/Ag grades are calculated.

Sample Security Measures

Sample pulps and coarse rejects are returned to the Midas core shed, a fenced facility. Pulps are stored in shipping containers at the core shed facility. Coarse rejects are sorted, high grade samples are saved, and waste samples are discarded.

Historic Quality Control Measures

Starting in 2008, Newmont geologists routinely inserted blind standards and blanks with the drill core samples submitted to ALS for assaying. The authors of the Midas Technical Report reviewed the gold assay QA/QC performance for drill core submitted to ALS by Newmont from about 5 percent of the drill hole data used in the current estimation. Most Newmont standards were not certified for silver, so the silver QA/QC data for Newmont drill samples were not reviewed. Gold and silver QA/QC data for the channel samples were also not reviewed by the authors of the Midas Technical Report.

The performance of standard samples submitted with drill core to ALS is summarized in the Midas Technical Report. All of these results were found to be within acceptable statistical limits with the exception of standard GVL. The expected value for standard GVL of 0.0049 gold opt was below the detection limit for the assay method employed by ALS on the Midas drill core samples, and the discrepancy is insignificant.

Current Quality Control Measures

The current QA/QC protocol for drill samples at Midas is to insert a standard, blank or duplicate every 25 samples, with a minimum of two QA/QC samples per hole, or at least one blank and one standard for holes with less than 25 samples. For channel samples, a blank is inserted into the sample stream at least once per shift. Pulps and coarse rejects from AAL are being set aside for check analysis. Check samples include high-grade intercepts and waste samples, which are representative of the core sampling method, involves sampling from waste, through the mineralized interval, back into waste. The check samples are accumulating at the core shed and have not yet been submitted to Inspectorate Lab.

Klondex geologists routinely insert blind standards and blanks with the drill core samples submitted to AAL for assaying. Duplicates have been inserted irregularly. Klondex’s inventory of QA/QC material currently consists of three standards purchased from Rocklabs, a reputable supplier of certified reference material. All three of the standards have certified values for both Au and Ag. Blank material used for QA/QC is obtained by thoroughly chip sampling unaltered mafic drilled material. The chip samples are sent to AAL for assay analysis. If the assay results are below detection, the core is bagged in one foot to two foot increments and used as blank reference material.

The authors of the Midas Technical Report have reviewed the gold and silver assay QA/QC performance for all 112 holes drilled by Klondex included in the mineral resource estimate. All were submitted to AAL for analysis. The gold and silver QA/QC data for about five percent of the channel samples was also reviewed by the authors.

According to the authors of the Midas Technical Report, staff at Midas have shown a solid understanding with regard to management of the drilled core and associated digital data. The methods of handling the drilled material both physically and electronically are acceptable for use in an analysis of the mineral resource. According to the authors of the Midas Technical Report, there are no known quality assurance, quality control or sample security issues with the sampling protocol by Newmont or Klondex at the Midas Mine.

According to the authors of the Midas Technical Report, QA/QC procedures should be expanded to include duplicate assays at a second independent lab for both core and channel sampling. When the QA/QC sample for an assay set exceeds the acceptable deviation, the set should be rerun, and the earlier results replaced in the data base.

Data Verification Procedures

The authors of the Midas Technical Report have reviewed Newmont and Klondex drill and channel sample data used for the mineral resource and mineral reserve estimates set out in the Midas Technical Report. The authors’ work included review of protocols for data management and sample collection, preparation and analysis. Assay values from the Klondex database were verified by correlation with original assay certificates and by review of QA/QC procedures and results.

Midas geologists provided the Midas database and corresponding raw data files for the validation. The Midas database was derived by merging the Newmont acQuire database with Klondex data. The authors of the Midas Technical Report analyzed a random population of data representing five percent of the total samples produced from drilled and channel sampled material used in the mineral resource estimate and the mineral reserve estimate.

In addition to verifying gold and silver values for sampled material, this validation also reviewed general technical data related to sampling, such as the location of the drill hole collars and downhole survey data. Geologic logs were also reviewed to validate the data used for shaping and projecting vein trends. Channel samples were verified by comparing the geologists' daily face sheets with sample interval and geology data. There were no assay certificates provided to the authors for Newmont channel samples because the channel samples were processed in-house at the Newmont Twin Creeks laboratory and the results were uploaded from the assay lab information system directly into the Newmont acQuire database system. Assay results for channel samples completed by Klondex were provided and reviewed.

Values were compared for direct correlation, record by record, between the original source data and the September 2014 tables exported from the Midas database. In summary, 5% of each data set (with the exception of channel assays) under review was verified against original source data for accuracy. The authors of the Midas Technical Report consider that the validation work for this report is at a sufficient level to allow the use of the database in a CIM mineral resource estimate. In particular, the accuracy of the assay database has been quantified by independent review for five percent of the drill hole assays by direct correlation with assay certificates from accredited laboratories. The authors' verification of the results indicates there is no significant grade bias in the primary laboratory data.

Mineral Processing and Metallurgical Testing

The Midas Mill has been in operation since 1998 and uses conventional leach technology and Merrill-Crowe precipitation, with gravity concentration after crushing and grinding.

Mineralogy

As the Midas Mine has matured, production has shifted from the Main Veins to the East Veins. The metallurgy of the East Veins may be complex and has been the focus of metallurgical testing in recent years. Main Vein mineralization contains free-milling gold, associated with silver in electrum. Small amounts of silver associated minerals also contain recoverable silver values.

The East Veins have gold values that are diminished compared to the Main Veins. The ratio of silver to gold is much higher in the East Veins. Mined silver-to-gold ratios in the East Veins can be as high as 50:1 and average approximately 22:1. Silver occurs in gold related electrum as well as in various sulfide and selenide minerals. Primary silver minerals in the Midas East Veins are argentite (Ag2S), naumannite (Ag2Se), and aguilerite (Ag4SeS).

Testing and Procedures

Third party metallurgical testing results are not available. Newmont conducted extensive testing, both on-site and at other Newmont laboratories. Recent Midas test work focused on East Vein mineralized material. Analysis included iterative leach tests varying the following parameters: blend, grind, leach time, cyanide, zinc, and leach catalysts such as lead-nitrate.

Metallurgical test work was completed on multiple requested East Vein composites made up of exploration samples. The composites represented defined areas of Charger Hill, Ace, GP, Homestead, and Corral veins. Test parameters were targeted at a 75 to 80 percent passing a 200 mesh grind, and cyanide additions were monitored and maintained at 5.0 pounds per ton for the first twenty-four hours of a ninety-six hour residence leach. All percent recoveries are based on the back calculated head grades. The following table which is included in the Midas Technical Report indicates the type of samples that were used in East Vein test work starting in 2010.

Vein	Composite Sample	Au Recovery	Ag Recovery	Calc. Au Head opt	Calc. Ag Head opt	Comments
Charger Hill	Comp. #6	91.54	37.89	0.054	21.7	Low Ag Recovery
Charger Hill	Comp. #8	95.41	63.79	0.062	14.7	Highest Ag Recovery
Ace	Comp. #15	92.98	23.90	0.316	55.2	Lowest Ag Recovery

Vein	Composite Sample	Au Recovery	Ag Recovery	Calc. Au Head opt	Calc. Ag Head opt	Comments
Ace	Comp. #19	82.13	57.54	0.028	9.7	Higher Ag Recovery
GP	Comp. #20	92.92	28.54	0.353	26.7	Lowest Ag Recovery
GP	Comp. #29	80.40	73.55	0.034	7.1	Higher Ag Recovery
Homestead	Comp. #30	81.00	75.71	0.038	16.1	Only comp representing Homestead
Corral	Comp. #31	75.79	63.45	0.051	21.5	Lowest Ag Recovery
Corral	Comp. #32	83.16	72.65	0.061	25.2	Highest Ag Recovery

Toll milling of material from third party sources has been processed periodically at the Midas Mill since 2008. The focus of ongoing metallurgical testing has been to determine how these materials typically behave in processing as blended with Midas mineralized material.

In summary, careful metallurgical practices during processing of variable mineralized material while maintaining gold recovery despite changing silver grades have been successful at Midas. Controlling the reagents in the refinery based on mineralogy have allowed the operation to benefit from the higher silver grades in the East Veins.

Mineral Resource Estimates

The veins commonly referred to as the Main Veins at the Midas Mine are the Colorado Grande (105), Gold Crown (205), Gold Crown Hanging Wall (305), Snow White (405), Discovery (505) and Happy (1081). These strike north westerly and dip 75 – 80 degrees east. Other veins in the main group are the Sleeping Beauty (605) and the Colorado Sur (705). The eastern vein group is comprised of the Homestead (777), Charger Hill (805), GP (905) and Ace (9052). These veins also strike north westerly but dip 70 – 75 degrees west. Nearly all of the previous mining has occurred on the main veins with development and production of the eastern veins beginning in 2013.

Assays are grouped by vein and given a name designation. The geology database includes fields for lithology, rock type, silicification, quartz and naumanite. These fields, along with assay values, are used to define the vein solids. The gold and silver assays from drill holes and channels were composited by vein. Only one composite is created for each vein intersection.

Hanging wall and footwall surfaces are created for each vein by "snapping" to the appropriate assay composite endpoint. These surfaces are then joined to form the three dimensional vein solid model and trimmed to the surface topography where necessary.

Grade caps for gold and silver were estimated individually for each vein. Composites which exceed the grade cap value are valid data; however, their use must be restricted. To accomplish this, composites which exceed the grade capping value were only used to estimate the grade of the 25 foot by 25 foot block in which they were contained and then discarded. They were not used in the grade estimation of any other blocks.

The 105, 205, 305, 405, 505, 905 and 9052 veins all have a large enough number of channel samples that are spaced closely enough to permit the construction of variograms for gold. The other veins do not have enough drill or channel samples to permit the construction of valid variograms.

Individual block models were constructed for each vein. These models are rotated to match the Y direction to the veins strike trend. Block sizes in all models are five by five feet in the Y and Z directions. The X dimension of a block is set to the width of the vein and is variable in 0.2 foot increments up to 5 feet. The models were constructed from the vein wireframe models.

Grade estimation variables in the models included: ordinary kriging gold, inverse distance gold; nearest neighbor gold, inverse distance silver, and nearest neighbor silver. Other calculated variables in each model include: gold equivalent, density, estimation pass, true thickness, gold equivalent grade thickness, resource class and, block status to indicate, intact, mined or sterile.

The gold and silver values were estimated using the inverse distance cubed and nearest neighbor estimation methods for all of the veins using the channel and drill composites within each vein. Blocks outside of the vein were not estimated. Seven veins, 105, 205, 305, 405, 505, 905, and 9052, had gold estimated using ordinary kriging as there were enough channel samples to calculate reasonable variograms.

Anisotropic search parameters for gold and silver were set to the general orientation of each vein. Distances were selected based on the drill spacing of samples intercepting the solids and on the general orientation and shape of the interpreted solids. However, larger search distances were used in the inferred passes to ensure that most of the blocks inside the veins were estimated.

Significant parameters used in the gold interpolation include:

1.

Assigning of parent block values to sub-blocks. Estimates are only calculated at the center of each parent block, and those values are assigned to all sub-blocks existing within the parent block space.

2.	Only composites with a value >=0 were used.
3.

A minimum of four and maximum of six samples were used to estimate measured blocks, minimum of three and maximum of six to estimate indicated, and minimum of two and maximum of six to estimate inferred blocks.

4.	A maximum of one composite was used per drill hole or channel.
5.	Composites were selected using anisotropic distances.
6.	Only composites within the veins were used to estimate blocks within the veins.
7.	Grades were capped (search restricted) for each vein.
8.	A gold value of 0.0001 opt was assigned to the unestimated vein blocks and waste blocks.
9.	A silver value of 0.001 opt was assigned to the unestimated vein blocks and waste blocks.

Measured mineral resources include only blocks estimated with four to six composites within 50 feet. Indicated mineral resources include blocks that were estimated with three to six composites within 100 feet. Inferred mineral resources include only blocks estimated with two to six composites within 200 feet. Blocks contained within mined out areas were flagged as mined. Additionally, all blocks within 100 feet vertically of the surface were flagged as sterile. Remaining blocks were reviewed, and additional areas were marked as sterile when they were deemed inaccessible by Midas staff.

Model validation for each vein included comparison of the kriged, inverse distance cubed and nearest neighbor grades, visual comparison of block grades to composites and creating swath plots along strike and elevation for each vein.

Mineral Resource Statement

The narrow vein mining methods practiced at the Midas Mine require a minimum stope width of four feet. The veins at the Midas Mine can vary in thickness from a few inches to over ten feet. Potentially economic mineralization must meet standard cut-off grade criteria as well as a grade thickness criterion before it is included as a mineral resource. Grade thickness is calculated by multiplying the block true width by its equivalent grade. Mineral resources meeting the dual constraints of cut-off grade and grade-thickness cut-off for each vein are listed in the following table.

Category of Mineral Resources	Vein True Thickness Feet	kton	Au opt	Ag opt	AuEq opt	Au koz	Ag koz	AuEq koz
Total Measured	3.7	352	0.440	7.401	0.555	155	2,605	195
Total Indicated	3.9	765	0.349	5.440	0.433	267	4,161	331
Total Meas. and Ind.	3.8	1,117	0.377	6.058	0.471	421	6,765	526
Total Inferred	4.0	858	0.280	3.480	0.334	241	2,988	287

Notes:

(1)	Mineral resources have been calculated based on a gold price of $1,200/troy ounce and a silver price of $19.00 per troy ounce.

(2)	Mineral resources are calculated at a grade thickness cut-off grade of 0.96 Au equivalent opt-feet and a diluted Au equivalent cut-off grade of 0.225 opt.
(3)	Gold equivalent ounces are calculated based on one ounce of gold being equivalent to 64.53 ounces of silver.
(4)	The minimum mining width is defined as four feet or the vein true thickness plus one foot, whichever is greater.
(5)	Mineral resources include dilution to achieve mining widths and an additional 10% unplanned dilution.
(6)	Mineral resources include allowance for 5% mining losses.
(7)	Mineral resources are inclusive of mineral reserves.
(8)

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

(9)

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

On September 16, 2015, the Corporation announced updated mineral resources at the Midas Mine (with an effective date of May 31, 2015), which are summarized in the following table:

Category of Mineral Resources	kton	Au opt	Ag opt	AuEq opt	Au koz	Ag koz	AuEq koz
Total Measured	386.0	0.404	10.437	0.566	156.1	4,028.3	218.5
Total Indicated	768.9	0.332	7.378	0.446	255.2	5,672.6	343.1
Total Meas. and Ind.	1,154.9	0.356	8.400	0.486	411.3	9,700.9	561.6
Total Inferred	856.8	0.238	4.814	0.312	203.5	4,124.9	267.5

Notes:

(1)	Mineral resources have been calculated based on a gold price of $1,200/troy ounce and a silver price of $19.00 per troy ounce.
(2)	Mineral resources are calculated at a grade thickness cut-off grade of 0.99 Au equivalent opt-feet and a diluted Au equivalent cut-off grade of 0.225 opt.
(3)	Gold equivalent ounces are calculated based on one ounce of gold being equivalent to 64.53 ounces of silver.
(4)	The minimum mining width is defined as four feet or the vein true thickness plus one foot, whichever is greater.
(5)	Mineral resources include dilution to achieve mining widths and an additional 10% unplanned dilution.
(6)	Mineral resources include allowance for 5% mining losses.
(7)	Mineral resources are inclusive of mineral reserves.
(8)

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

The quantity and grade of reported inferred mineral resources in the above estimates are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Mineral Reserve Estimate

Excavation designs for stopes, stope development drifting and access development were created using Vulcan software. Stope designs were aided by the Vulcan Stope Optimizer Module. The stope optimizer produces the stope cross section which maximizes value within given geometric and economic constraints.

Design constraints included four feet minimum width for long hole stopes with development drifts spaced at 50-foot vertical intervals. Stope development drift dimensions maintained a constant height of 11 feet and a minimum width of seven feet. Cut and fill stopes are a minimum of six feet in width and each cut is ten feet high.

Mining and backfill tasks were created from all designed excavations. These tasks were assigned costs and productivities specific to the excavation or backfill task type. Additionally, the undiscounted cash flow for each task was calculated. All tasks were then ordered in the correct sequence for mining and backfilling. Any sequence or subsequence that did not achieve a positive cumulative undiscounted cash flow was removed from consideration for mineral reserves. Stope development necessary to reach reserve excavations and exceeding the incremental cut-off grade shown in the following table are also included in mineral reserves.

		Gold	Silver
Metal Sales Price	$/Ounce	$1,000	$15.83
Refining and Sales Expense	$/Ounce	Included in Milling
Royalty		0%
Metallurgical Recovery		94%	92%
Operating Costs
Ore Haulage (Portal to Mill)	$/ton	$2.00
Direct Processing	$/ton	$67.85
Administration and Overhead	$/ton	$33.19
Mining	$/ton	$211.83
Total	$/ton	$314.87

Gold Equivalent		1	64.53
Unplanned Dilution		10%
Incremental Cut Off Grade		0.110
Cut-off Grade	Eq. opt	0.335
Minimum Mining Width	feet	4
Grade Thickness cut-off	Eq. opt-ft.	1.474

The mineral reserve estimate for the Midas Mine, as set out in the Midas Technical Report, is summarized in the following table.

Vein Designation	Tons (000's)	Au opt	Ag opt	Au Eq opt	Au Ounces (000's)	Ag Ounces (000's)	Au Equiv. Ounces (000's)
Proven Reserves	134.1	0.381	13.35	0.588	51.1	1,790	78.8
Probable Reserves	108.0	0.376	7.92	0.498	40.6	855	53.8
Proven + Probable Reserves	242.1	0.378	10.93	0.548	91.6	2,646	132.6

Notes:

(1)	Mineral reserves have been estimated based on a gold price of $1,000/ounce and a silver price of $15.83/ounce.
(2)	Metallurgical recoveries for gold and silver are 94% and 92% respectively.
(3)	Gold equivalent ounces were calculated on the basis of one ounce of gold being equivalent to 64.53 ounces of silver.
(4)	Mineral reserves are estimated at a cutoff grade of 0.335 Au opt and an incremental cutoff grade of 0.110 Au opt.
(5)	Mine losses of 5% and unplanned mining dilution of 10% have been applied to the designed mine excavations.

On December 3, 2015, the Corporation announced updated mineral reserves at the Midas Mine (with an effective date of May 31, 2015), which are summarized in the following table:

Vein Designation	Tons (000's)	Au opt	Ag opt	Au Eq opt	Au Ounces (000's)	Ag Ounces (000's)	Au Equiv. Ounces (000's)
Proven Reserves	94.0	0.284	14.611	0.510	26.7	1,374.3	48.0
Probable Reserves	215.0	0.210	8.971	0.349	45.3	1,930.4	75.2
Proven + Probable Reserves	309.0	0.233	10.686	0.398	72.0	3,304.8	123.2

Notes:

(1)	Mineral reserves have been estimated based on a gold price of $1,000/ounce and a silver price of $15.83/ounce.
(2)	Metallurgical recoveries for gold and silver are 94% and 92% respectively.
(3)	Gold equivalent ounces were calculated on the basis of one ounce of gold being equivalent to 64.53 ounces of silver.
(4)	Mineral reserves are estimated at a cutoff grade of 0.282 Au opt and an incremental cutoff grade of 0.067 Au opt.
(5)	Mine losses of 5% and unplanned mining dilution of 10% have been applied to the designed mine excavations.

Midas mineral reserves could be materially affected by economic, geotechnical, permitting, metallurgical or other relevant factors. Mining and processing costs are sensitive to production rates. A decline in the production rate can cause an increase in costs and cutoff grades resulting in a reduction in mineral reserves. Geotechnical conditions requiring additional ground support or more expensive mining methods will also result in higher cutoff grades and reduced mineral reserves.

Mining Operations

Primary Mine Development

Midas is a modern, mechanized, narrow vein underground mine using rubber tired haulage equipment to transport mineralized material and waste to the surface. Main haulage ramps are excavated 16 feet wide by 17 feet high. Spirals are typically located 1,200 feet apart along strike to optimize development and are best located in the more competent rock of the footwall. Spiral accesses are 15 feet wide by 15 feet high, with a standard radius of 70 feet and standard gradient of approximately 12.5%. A typical level access has a ventilation/escape raise and access to an ore pass and a waste pass. Level crosscuts to the veins are located on nominal 50-foot vertical sublevels.

Access for the East Veins is from existing development of the Main veins. Spiral 7 is east of Spiral 4 and is accessed from the 4-4550 and the 4-4800 accesses. Spiral 8 is east of Spiral 3 and is accessed through the 3-4550 and the 3-4851 accesses. Additional drilling is required to determine the potential of Spiral 9 which would be accessed from the 1-5001 and the 4720 Haulage.

Ventilation and Secondary Egress

Fresh air intake to the mine is provided by the deep vent raise at 690 thousand cubic feet per minute and by the portal at 420 thousand cubic feet per minute. Three exhaust raises are strategically located to complete the ventilation circuit. The ventilation circuit is powered by seven main fans located at the surface of the ventilation raises. The main fans total 2,025 connected horse power.

The raise near spiral four is equipped with an escape hoist and capsule to provide emergency egress if the main evacuation route is blocked during an emergency. Additionally, there are 15 refuge chambers distributed throughout the mine in the event evacuation is not feasible. These refuge chambers are equipped with carbon dioxide filters, breathable grade compressed air tanks, food and communication to the surface.

Power Distribution and Dewatering

Electrical power to the mine is provided by a 4,160-volt feeder and stepped down to 480 volts for distribution. Step down transformers and circuit protection is provided by 22 load centers located throughout the mine.

Mine water requirements average 110 gallons per minute and are provided by treatment, storage and recirculation of discharge water from the mine. Approximately 10-15 gallons per minute of excess mine discharge water are pumped to the tailings dam for evaporation.

Mining Methods

Longitudinal sublevel (long-hole) sublevel stoping has historically been the primary mining method for the five narrow Main Veins, as well as the East Veins, including 905, 9052 and 805. From the portal, there are three major haulages that access these veins through eight different spirals. Generally, upper and lower sections of the same spiral connect only through ventilation/escape raises. All mineralized material produced is hauled out of the portal in trucks to a temporary stockpile where it is loaded onto a surface haul truck and delivered to the on-site mill.

Mine development is controlled by geological conditions in the area. For the sublevel stoping method, sill development is driven at a nominal seven feet wide by twelve feet high to accommodate the size of long-hole drills and 2-cubic-yard loaders. Where the vein thickness is wider than six feet, the sill width is increased to capture the entire vein. Sills are typically driven 600 feet north and south from the spiral cross cut. Once sills are developed, stoping begins. Stopes are drilled with a long hole drill from the floor of one level, to the back of the one below, then remote mucked from the bottom level, and finally backfilled from the top level.

Typically, the mineralized material is divided into stope blocks of about four levels for development, or 200 feet vertically. Stoping begins by creating a cemented backfill barrier pillar at the bottom level of the mineralization block by benching eight feet below the level horizon, and the bench is then filled with six percent by volume cemented rock fill. Alternatively, the bottom level of the mineralized material block may be stoped and filled with by volume cemented rock fill to establish the cemented backfill barrier pillar. The first stope has a drop raise drilled nearest to the mining face. Subsequent holes are blasted one at a time into the free face created by the drop raise to a standard panel length of 60 feet.

Once empty, the stope is filled with dry unconsolidated waste backfill ("GOB") until it reached ten feet above the brow of the bottom cut. Next, a pillar of two percent by volume cemented rock fill is placed into the stope until it reaches within ten feet of the top cut (the drilling level). Next, the remainder of the open stope is filled with GOB. Finally, before the next stope is drilled, the toe of dry GOB is removed to reveal a free face that the next stope will be blasted into, eliminating the need to drill another drop raise. Rather, a fan pattern is drilled in the initial portion of the stope design to initiate extraction, followed by the same one-hole-at-a-time drill pattern for the remainder of the 60 foot panel. The final or intersection panel of every level is filled completely with six percent cemented rock fill. Bridged stopes are filled with nominal six percent cemented rock fill to ensure the bridge is fully encapsulated.

This sequence continues inward toward the intersection of the spiral access and upward to the top of the stope block in an advancing V pattern until all but the top level of the block is mined and backfilled. The long-hole drill then drills up-holes from the top level upward to within six feet of the backfilled bench above. These up-hole stopes have been left open in the past, and it is vital to the mining sequence that the mining block above is completed and backfilled prior to mining the up-hole stopes on the last level of the stope block.

Cut and Fill

Cut and fill production costs are significantly higher than sublevel stoping. The disadvantage of cut and fill is the high cost of the foaming additive that is added to the cement and pumped up the raise back into the cut. The advantage is that it requires significantly less waste development since a ramp is not required to span the vertical extent of the mineralization. Cut and fill mining can also be much more selective than longhole and generally would reduce dilution from overbreaking into the hangingwall and footwall. A cut and fill stope can extend up to 300 feet along strike in each direction from a central access raise.

Cut and fill stoping is initiated by cross-cutting the vein on the bottom mining horizon with an access drift that will house the raise for the life of the stope. The raise is timbered with drawpoints for the mineralized material to pass through and also travelways for personnel and supplies. Drilling and blasting is carried by breasting down from the raise to the stope limits. The broken mineralized material is then slushed to the rock chute and mucked from the bottom access where it is loaded into trucks and removed. Once an entire cut is breasted down, cellular backfill is pumped from the bottom of the raise into the open cut, and the sequence begins again. The cellular backfill consists of a concrete additive that expands in place, filling any cracks or open voids. The density of the cellular backfill once cured is 38 lb/ft³. Due to the high costs of the concrete additive and the timbered raise, this cut and fill method can only be profitable in very high-grade pockets that are uneconomic for a spiral development in waste. There are currently two active cut and fill stopes utilizing this raise-up and cellular fill method. One was developed entirely by Newmont prior to the Midas Acquisition and is located on the 305 vein between Spirals 4 and 5. The other was developed by Klondex and is on the 505 vein in Spiral 1, above an area that was sublevel stoped below.

Ground Control and Dilution

During either waste or mineralized material development, ground control is a major part of the mining sequence. The face miners bar down loose rock immediately after a blast and install wire mesh and split-set bolts after every round in every heading. Some of the upper zones contain high clay content and low rock mass rating, which requires installation of Swellex bolts.

Dilution in the stopes is generally controlled by the drill pattern but is also affected by the jointing of the wall rock immediately adjacent to the stope. When jointing and/or weak wall rock is present, the wall of the stope breaks into an hourglass shape and subsequently increased dilution. In areas where poor rock conditions are anticipated, prior to stoping, engineers issue a design to install cable bolts into the hanging wall of the stope. In cases of rock instability, the panel length is also reduced from 60 feet to 30 feet to increase wall stability and decrease the length of time a stope sits open before being back filled. In general, dilution in the long hole stopes is well controlled even in weak ground by adjusting drill patterns, installing cable bolts, and reducing panel length when necessary.

Mine Plan

The current plan will contain a blend of sublevel stopes and cut and fill over the 2.8 year reserve mine plan. The Midas Mine can continue ore flow from the currently developed sublevel areas in Spiral 7 and 8, as well as the two previously mentioned cut and fill areas, while working toward developing future areas that employ these two methods. The annual production and development plan is shown in the following table.

Calendar Year	2014(1)	2015	2016	2017	Total

Reserves Mined
Proven Ore Mined (000's Tons)	30.5	61.2	32.7	9.7	134.1
Gold Grade (Ounce/Ton)	0.135	0.389	0.533	0.585	0.381
Silver Grade (Ounce/Ton)	12.880	15.735	10.579	9.120	13.349
Contained Gold (000's Ounces)	4.1	23.8	17.4	5.7	51.1
Contained Silver (000's Ounces)	393.2	962.6	346.2	88.4	1,790.5

Probable Ore Mined (000's Tons)	13.1	51.6	29.6	13.6	108.0
Gold Grade (Ounce/Ton)	0.124	0.282	0.717	0.231	0.376
Silver Grade (Ounce/Ton)	4.126	7.273	8.461	12.838	7.918
Contained Gold (000's Ounces)	1.6	14.6	21.3	3.1	40.6
Contained Silver (000's Ounces)	54.2	375.4	250.8	174.8	855.2

Total Reserves Mined (000's Tons)	43.7	112.8	62.4	23.3	242.1
Gold Grade (Ounce/Ton)	0.132	0.340	0.621	0.378	0.378
Silver Grade (Ounce/Ton)	10.246	11.863	9.572	11.292	10.926
Contained Gold (000's Ounces)	5.8	38.4	38.7	8.8	91.6
Contained Silver (000's Ounces)	447.4	1,338.0	597.0	263.2	2,645.6
Contained Gold Equiv. (000's Ounces)	12.7	59.1	48.0	12.9	132.6

Production Mining
Stope Development and Drift and Fill Mining (000's Tons)	21.3	36.7	10.0	1.9	69.9
Longhole Stope Mining (000's Tons)	22.4	74.7	52.4	21.4	170.9
Reserves Mined (000's Tons)	43.7	111.5	62.4	23.3	240.8
Reserves Mining Rate (tpd)	358	309	170	129	234

Backfill
Cellular Backfill (000's Tons)		2.8	4.4	3.2	10.5
CRF and GOB Backfill(000's Tons)	30.5	69.8	37.9	21.3	159.5
Total Backfill (000's Tons)	30.5	65.6	37.9	20.6	154.6

Waste Mining
Expensed Drift Waste (000's Tons)	5.0	1.1	-	0.1	6.2
Bench Waste (000's Tons)	-	-	-	-	-
Expensed Waste (000's Tons)		1.1	-	0.1	1.2
Primary Capital Drifting (Feet)		694	-	142	836
Secondary Capital Drifting (Feet)		98	-	50	148
Capital Raising (Feet)		116	-		116
Capitalized Mining (000's Tons)		13.8	-	3.2	17.0

Total Tons Mined (000's Tons)	48.7	127.7	62.4	26.6	265.3
Mining Rate (tpd)	399	350	170	147	257

Notes:

(1)	Reflects the period following August 31, 2014, the effective date of the Midas Technical Report.

Market Conditions and Contracts

Gold and silver markets are mature with reputable smelters and refiners located throughout the world. Following several years of increases, gold and silver prices began declining in 2012. As of December 2014, the 36-month trailing average gold price was $1,449 per ounce, the 24-month trailing average price was $1,339 while the monthly average had dropped to $1,202. As part of normal mining activities, Klondex has entered into several contracts with several mining industry suppliers and contractors. The terms of these agreements are customary for mines in the area. On February 11, 2014, the Corporation entered into the Gold Purchase Agreement with Franco-Nevada GLW Holdings Corp., a subsidiary of FNC (see "General Development of the Business – Three Year History").

Processing and Recovery Operations

Mineralized material from the Midas Mine and Fire Creek Mine is processed in the Midas Mill. Material from each project is segregated through the crushing circuit. The mill has two 500-ton fine ore bins located between the secondary crusher and the ball mill, and one bin is dedicated to each mine. Head samples are taken on each reclaim conveyor at regular intervals, and tonnage measured by a belt scale prior to comingling the mineralization streams.

The Midas Mill uses conventional leach technology with Counter Current Decantation followed by Merrill Crowe precipitation. Doré refining is finalized by Johnson Matthey refineries in Salt Lake City, Utah. Midas has performed toll milling periodically since 2008.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Midas Mine is a well-established facility with extensive underground mine workings and a proven processing facility with nameplate capacity of 1,200 tons per day. Klondex purchases electrical power for Midas from NV Energy Corp.

According to the authors of the Midas Technical Report, the local infrastructure and Midas Mine land position are adequate to support ongoing exploration and mining activity. There is land available adjacent to the existing tailings storage facility to support expansion of that facility as needed. The Midas Mine and associated infrastructure are located near the southern limits of the land package. Klondex has an approved plan of operations with the BLM covering exploration activities at the Midas Mine. Klondex has a second plan of operations associated with the construction of five vent raises which were designed for ventilation to remote areas of the proposed expanded underground. The mill and most of the Midas infrastructure is located on private lands. The permits required to operate the mine and mill are listed below under "Permits and Environmental Considerations". The authors of the Midas Technical Report are not aware of any environmental liabilities beyond normal reclamation and site closure costs that exist at the Midas Mine. The existing tailings storage facility is nearing capacity, and further expansion carries a relatively high unit cost per ton of tailings compared to constructing a new tailings storage facility. A new TSF will be required to be permitted by both state and federal authorities and such permits will take two or more years to secure. There are no other regulatory issues known to the authors related to the continued operation of the Midas Mine.

Permits and Environmental Considerations

The Midas Project has all necessary permits for continued exploration and operations. Failure to operate within the requirements of the permits may result in the loss of permits which are necessary for continued operations. Mineral exploration and mining operations are completed in compliance with applicable environmental regulations. The authors of the Midas Technical Report are not aware of any existing environmental liabilities.

To allow for potential increases in mercury emission, as is anticipated in processing custom ores at Midas, Newmont obtained a Nevada mercury control air permit from the Bureau of Air Pollution Control, and Klondex is currently operating in Phase 1 of this permit. The purpose of Phase 1 is to monitor and operate properly under existing mercury controls and to implement work practice standards on units without controls in order to minimize emissions until the appropriate technologies under the Nevada Maximum Achievable Control Technology standards are determined. At the Midas facility, Klondex operated under the Mercury OPTC: Phase 1, AP1041-2253 permit for a number of units.

Permits are maintained at the state level with the NDEP and State Fire Marshal, at the federal level with the BLM, and locally with the Counties of Elko and Humboldt. The most significant operational permits are listed in the following table.

Permit	Description	Agency	Period	Expiration
Class II Air Quality	Processing Permit	NDEP-BAPC	Annual	5/11/2014
Class I Operating	Permit to Construct	NDEP-BAPC	Annual	6/5/2014
Nevada Mercury Control	Mercury Operating Permit	NDEP-BAPC	Annual	6/5/2014
Surface Air Disturbance	Midas Gravel Pit	NDEP-BAPC	Annual	8/19/2014
Surface Air Disturbance	Exploration	NDEP-BAPC	Annual	9/7/2014
Surface Air Disturbance (SAD)	Jakes Creek Gravel Pit	NDEP-BAPC	Annual	5/5/2015
IAP	Industrial Artificial Ponds Permit	NDOW	Quarterly	6/30/2018
Dam Permit	Dam Safety Phases 4 - 5	NDEP-NDWR	Bi-Ann.	6/30/2014
Right of Way	Power Line	BLM	N/A	8/28/2027
Right of Way	Road and Power Line	BLM	N/A	4/23/2027
Right of Way	Road and Waterline	BLM	N/A	11/20/2029
Right of Way	Snow Fence	BLM	N/A	12/31/2039
Plan of Operations	Exploration POO	BLM	N/A	N/A
Plan of Operations	Operations Plan	BLM	N/A	N/A
Storm Water	Jakes Creek Storm Water Runoff	NDEP-BWPC	Annual	7/1/2014
Storm Water	Midas Gravel Pit Storm Water	NDEP-BWPC	Annual	7/1/2014
Storm Water	Mine Ops Storm Water Runoff	NDEP-BWPC	Annual	7/1/2014
WPCP	Water Pollution Control Permit	NDEP-BMRR	Quarterly	2/5/2013
Potable Water P	Public Water System	NDEP-BSDW	Quarterly	6/30/2014
Potable Water T	Treatment Facility	NDEP-BSDW	Quarterly	6/30/2014
Reclamation Permit	Exploration	NDEP-BMRR	Annual	2/28/2014
Reclamation Permit	Mine Operations	NDEP-BMRR	Annual	10/5/2015
Fire Safety Plan	HAZMAT Permit	NV Fire Marshal	Annual	2/28/2014
EPCRA	Waste Generation	EPA-BWM	Annual	6/30/2014

Midas is currently operating under two air quality permits. The Class 1A Permit is currently a "permit to construct".

There is no landfill permit. Solid waste is removed from the Midas Mine and disposed of at the Humboldt landfill. The current site Water Pollution Control Permit expired in February 2013. Newmont filed an Application for Renewal within the required 90-day application timeline. Klondex re-filed the renewal during the summer of 2014, and it is under review by the NDEP. Klondex re-filed the renewal on September 11, 2014 and is currently operating Midas under the expired permit, which is allowed as long as the renewal was filed during the renewal application period.

Waste Rock Dump and Tailings Impoundment

The waste rock dump at Midas is located downhill and to the south-east of the portal. Primary waste rocks lithologies are tuff, rhyolite, and basalt. The current waste rock dump design covers eleven acres of disturbance on private property. Maximum storage capacity is approximately 1.4 million tons.

The Midas Mine's tailings storage facility is located on the west flank of a wide canyon on the southern periphery of the Midas Mine. The tailings coverage entails 95 acres of disturbance located entirely on private property. The pond has undergone four permitted lifts to expand capacity since its original construction. The current lift is known as "Phase 5". The Phase 5 lift was designed by the engineering firm, Smith Williams Consultants, Inc., and is permitted with Dam Safety Permit J-555 by the Nevada Department of Water Resources. The current cumulative capacity of the pond is 3.70 million tons, of which approximately 700,000 tons are still available. It is expected that an expansion will be required in approximately the next four years.

The Midas Reclamation Plan outlines the proper reclamation and closure of the tailings storage facility. The Midas Revised Three Year Reclamation Plan was approved by the BMRR in October 2012. In connection with the Midas Acquisition, the Corporation replaced Newmont's surety arrangements with Nevada and federal regulatory authorities in the amount of approximately $27.3 million.

Capital and Operating Costs

The cash flow estimate prepared for the Midas Mine and detailed in the Midas Technical Report includes 35% federal income tax after appropriate deductions for depreciation and depletion. No consideration has been given for carry forward losses incurred prior to 2015. Nevada does not impose an income tax but does levy a net proceeds tax equal to 5% of the net operating income with some allowances for depreciation of property plant and equipment. The net proceeds tax does not allow a depletion deduction.

Future reclamation costs have been prepaid through reclamation bonding requirements of the BLM and Nevada Division of Environmental Protection. These bonds are considered adequate to fund future reclamation liabilities.

The following table lists the life of mine key operating and financial indicators. The minimal capital requirements yield a 0.6 -year capital payback period and a 21.1 profitability index calculated with a 10% discount rate and a 523% rate of return.

Metric	Amount
Material Mined and Processed (kt)	242
Avg. Gold Grade (opt)	0.378
Avg. Silver Grade (opt)	10.93
Contained Gold (koz)	91.6
Contained Silver (koz)	2,646
Avg. Gold Metallurgical Recovery	94%
Avg. Silver Metallurgical Recovery	92%
Recovered Gold (koz)	86.1
Recovered Silver (koz)	2,434
Reserve Life (years)	2.8
Operating Cost ($/ton)	$315
Cash Cost ($/oz)(1)	$466
Total Cost ($/oz)(1)	$485
Gold Price ($/oz)	$1,000.00
Silver Price ($/oz)	$15.83
Capital Costs ($ Millions)	$1.6
Payback Period (Years)	0.6
Cash Flow ($ Millions)	$33.1
5% Discounted Cash Flow ($ Millions)	$30.2
10% Discounted Cash Flow ($ Millions)	$27.7
Profitability Index (10%)	21.1
Internal Rate of Return	523%

Notes:

(1)	Net of byproduct credits.

Exploration, Development and Production

See "General Development of the Business – Operational Outlook for 2016".

RISK FACTORS

As a resource production, development, and exploration company, the Corporation is engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this AIF, readers should carefully consider the risks and uncertainties described below before deciding whether to invest in the Corporation's securities. These risk factors do not necessarily comprise all of the risks to which the Corporation is or will be subject.

The Corporation's failure to successfully address the risks and uncertainties described below could have a material adverse effect on the Corporation's business, financial condition and/or results of operations and could cause the trading price of the Common Shares to decline. The Corporation cannot guarantee that it will successfully address these risks or other unknown risks that may affect its business. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations. If any of the possibilities described in such risks actually occurs, the Corporation's business, the Corporation's financial condition and operating results could be materially adversely harmed.

The Corporation is dependent on the success of the Fire Creek Mine and the Midas Mine.

The principal mineral projects of the Corporation are the Fire Creek Mine and the Midas Mine. The Corporation is primarily dependent upon the success of the Fire Creek Mine and the Midas Mine as sources of future revenue and profits. The development of mining operations at the Fire Creek Mine or the Midas Mine will require the commitment of substantial additional resources for operating expenses and capital expenditures, which may increase in subsequent years as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production of such properties. The amounts and timing of expenditures will depend on, among other things, the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the execution of any joint venture agreements with strategic partners, the acquisition by the Corporation of additional properties, and other factors, many of which are beyond the Corporation's control.

Forecasts of future production are estimates and actual production may be less than estimated.

Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. The Corporation prepares estimates of future production for its operating mines. The Corporation's ability to achieve and maintain the production rates on which such estimates are based is subject to a number of risks and uncertainties. The Corporation's production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing. The Corporation's actual production may vary from its estimates for a variety of reasons. The failure of the Corporation to achieve its production estimates could have a material adverse effect on the Corporation's results of operations and financial condition.

There is no guarantee that anticipated production costs will be achieved at the Corporation's mineral projects. Failure to achieve anticipated production costs would have a material adverse impact on the Corporation's ability to repay certain loans and generate revenue, cash flow to fund operations and future profitability.

The Corporation's exploration activities may not be commercially successful.

The long-term success of the Corporation depends on its ability to identify additional mineral deposits that it can then develop into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations and the inability to obtain suitable or adequate machinery, equipment or labour. The success of gold exploration is determined in part by the following factors:

  the identification of potential gold mineralization;
  availability of government-granted exploration permits;
  the quality of management and geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures are required, but not guaranteed, to establish mineral proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which may fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. There is no certainty that the Corporation will discover or acquire any mineralized material in sufficient quantities to justify continued commercial operations at the Fire Creek Mine or the Midas Mine.

Exploration, development and mining involve a high degree of risk.

The Corporation's operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The Corporation's decision to operate the Midas mine and Fire Creek mine for commercial production purposes was not based on a feasibility study.

Neither the decision by Klondex to operate the Midas Mine for commercial production purposes nor the decision by Klondex to operate the Fire Creek Mine for commercial production purposes was based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. There is increased uncertainty and higher risk of economic and technical failure associated with such production decisions. There can be no assurance that Klondex will complete a feasibility study of mineral reserves at the Midas Mine or the Fire Creek Mine in the future.

The Corporation's operations may require further capital.

The mining, processing, development and exploration of the Corporation's properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to the Corporation.

The Corporation may be adversely affected by fluctuations in gold and silver prices.

The Corporation's profitability will be dependent upon the market price of gold, silver and other metals. Historically, gold prices and silver prices have fluctuated widely and are affected by numerous external factors beyond the Corporation's control, including industrial and retail demand, central bank lending, sales and purchases of gold and silver, forward sales of gold and silver by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the United States dollar (the currency in which the price of gold and silver is generally quoted), interest rates, terrorism and war, and other global or regional political or economic events. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of, or any combination of, these factors may result in the Corporation not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of the Corporation may result.

The Corporation is subject to debt and liquidity risk.

As of December 31, 2015, the Corporation had aggregate consolidated indebtedness of approximately $25.8 million per the audited financial statements of the Corporation for the year ended December 31, 2015. The Corporation's ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Corporation's future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of the Corporation. Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Corporation may not continue to generate cash flow from operations in the future sufficient to service the debt and make necessary capital expenditures. If the Corporation is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Corporation's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Corporation may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

From time to time, debt instruments to which the Corporation may become party may require the Corporation to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants may limit, among other things, the Corporation's ability to incur further indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that, in the future, the Corporation will not, as a result of such covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with such covenants could result in an event of default under any debt instruments may allow the lenders thereunder to accelerate repayment obligations or enforce security (if any).

The Corporation is subject to foreign exchange risk relating to the relative value of the U.S. dollar.

Gold is typically sold in U.S. dollars and some of the Corporation's expenses are denominated in Canadian dollars. As a result, the Corporation is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar.

Title to the Corporation's mineral properties may be subject to other claims.

Although the Corporation believes it has exercised commercially reasonable due diligence with respect to determining title to the properties it owns or controls, including obtaining title reports with respect to the Fire Creek Mine and the Midas Mine, there is no guarantee that title to such properties will not be challenged or impugned. The Corporation's properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Corporation's properties which could impair development and/or operations of the Corporation. This is particularly the case in respect of those portions of the Corporation's properties in which the Corporation holds its interest solely through a lease with the claim holders, as such interest is substantially based on contract and may have been subject to a number of assignments (as opposed to a direct interest in the property).

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the Corporation believes that the estimated mineral resources and mineral reserves at the Fire Creek Mine and the Midas Mine have been delineated with appropriately spaced drilling, there exists inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Mineral reserves and mineral resources are only estimates which may be unreliable.

Mineral reserves and mineral resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Corporation's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.

Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties, may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Corporation's mineral reserves. Should reductions in mineral resources or mineral reserves occur, the Corporation may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of mineral reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Corporation's ability to extract these mineral reserves, could have a material adverse effect on the Corporation's results of operations and financial condition.

Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

Uncertainty relating to inferred mineral resources.

Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Government regulation may adversely affect the Corporation's business and planned operations.

The Corporation's mineral exploration and development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Corporation currently believes that it is in compliance with existing environmental and mining laws and regulations and that its proposed exploration programs will also meet those standards, there can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Corporation's exploration, production or development activities. At present, there is no royalty payable to the United States or to the province of Manitoba on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years. Amendments to current laws and regulations governing operations and activities of exploration, development mining and milling or more stringent implementation thereof could have a material adverse impact on the Corporation's business and financial condition and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in the development of new mining properties.

Government approvals and permits are required in connection with the Corporation's activities.

Government approvals and permits are currently, and may in the future be, required in connection with the Corporation's operations. Such licenses and permits are subject to change in regulations and in various operating circumstances. Where required, obtaining necessary licenses and permits can be a complex and time consuming process. The costs and delays associated with obtaining necessary licences and permits could stop or materially delay or restrict the Corporation from proceeding with the development of the Fire Creek Mine, the Midas Mine and mill or the Corporation's other mineral projects. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits required to carry out exploration, development and mining operations at its mineral projects or that the Corporation will be able to comply with the conditions of all such necessary licenses and permits in an economically viable manner.

The Corporation's operations are subject to environmental risks.

All phases of the Corporation's operations will be subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation may adversely affect the Corporation's operations. Environmental hazards may exist on the Fire Creek Mine, the Midas Mine and mill and on the other properties held by the Corporation that are unknown to the Corporation and that have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Aboriginal Claims and Consultation Issues

Aboriginal interests and rights as well as related consultation issues may impact the Corporation's ability to pursue exploration, development and mining at its Canadian properties. There is no assurance that claims or other assertion of rights by Aboriginal communities or consultation issues will not arise on or with respect to the Corporation's properties or activities. These could result in significant costs and delays or materially restrict the Corporation's activities.

The Corporation may be subject to unforeseen litigation.

Companies operating in all industries, including the mining industry, are subject to legal claims, with and without merit. Although the Corporation is not currently involved in any material legal proceedings and is not aware of any threatened or pending material legal proceedings against the Corporation that it has not disclosed in Legal Proceedings and Regulatory Actions section below, there is no guarantee that the Corporation will not become subject to such proceedings in the future. There can be no guarantee of the outcome of any such claim. In addition, defense and settlement costs for any legal proceeding can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Corporation's financial position or results of operations.

The Corporation does not insure against all risks.

The Corporation's insurance will not cover all the potential risks associated with a mining company's operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or, if available, may not be adequate to cover any resulting liability. Moreover, insurance coverage against risks such as environmental pollution or other hazards as a result of exploration, development and production may be prohibitively expensive to obtain for a company of the Corporation's size and financial means. The Corporation may also become subject to liability for pollution or other hazards against which the Corporation may not be insured or against which it may elect not to insure because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms acceptable to the Corporation or at all. Consequently, the Corporation's revenues, operations and financial condition could be materially adversely affected.

Current global financial conditions are subject to volatility.

Current global financial conditions have been subject to significant volatility, and access to public financing, particularly for junior resource companies, has been negatively impacted in recent years. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future and, if obtained, such financing may not be on terms favourable to the Corporation. If increased levels of volatility and market turmoil continue, the Corporation's operations could be adversely impacted, and the value and price of the Common Shares could be adversely affected.

The directors and officers of the Corporation may have conflicts of interest.

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict of interest. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest they may have in any project or opportunity of the Corporation. In addition, each of the directors is required by law to declare his or her interest in and refrain from voting on any matter in which he or she may have a conflict of interest, in accordance with applicable laws.

Dependence on key personnel and limited management team.

The Corporation is dependent on the services of its senior executives and skilled and experienced employees and consultants. The Corporation does not have in place formal programs for succession and training of management. The Corporation does not have key person insurance for all such individuals, which insurance would provide the Corporation with insurance proceeds in the event of their death. If such an event were to occur, without key person insurance, the Corporation may not have the financial resources to develop or maintain its business until it replaces the individual. The loss of one or more of these key employees, if not replaced, could materially adversely affect the Corporation's business, results of operations and financial condition.

The Corporation may engage in hedging activities.

From time to time, the Corporation may use certain derivative products to hedge or manage the risks associated with changes in gold prices, silver prices or consumable prices. Further, the Corporation's obligations relating to delivery of gold ounces under each of the Gold Purchase Agreement and the Gold Supply Agreement may require the Corporation to engage in hedging activities from time to time. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Corporation has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Corporation has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Corporation incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Corporation designed to reduce the risk associated with changes in gold prices, silver prices or consumable prices will be successful. Although hedging may protect the Corporation from an adverse price change, it may also prevent the Corporation from benefiting fully from a positive price change.

There is no assurance that an active trading market in the Common Shares will be sustained.

The Common Shares are listed on the TSX and the NYSE MKT. There can be no assurance that an active market for the Common Shares will be sustained.

The Common Shares may experience price volatility.

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices and currency exchange fluctuation. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. There can be no assurance that continued fluctuations in price will not occur, which may result in losses to investors. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The outstanding Common Shares could be subject to dilution.

The exercise of stock options and warrants already issued by the Corporation and the issuance of additional equity securities in the future could result in dilution in the equity interests of holders of Common Shares.

An investment in the securities of the Corporation is highly speculative and may result in the loss of an investor's entire investment.

The purchase of the Corporation's securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Corporation's securities should not be purchased by persons who cannot afford to lose their entire investment.

No Dividends Policy.

The Corporation has not declared a dividend since incorporation and does not anticipate doing so in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board and will depend on the availability of profit, operating results, the financial position of the Corporation, future capital requirements and general business and other factors considered relevant by the directors of the Corporation. No assurances in relation to the payment of dividends can be given.

DIVIDENDS

The Corporation has not declared a dividend since incorporation and does not anticipate doing so in the foreseeable future. Investors should not expect to receive a dividend on the Common Shares in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without par value, of which 141,081,163 are issued and outstanding as at March 28, 2016. Each Common Share entitles the holder thereof to one vote. All of the Common Shares rank equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking or purchase funds applicable to the Common Shares. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the articles of the Corporation and the Notice of Articles, which are available on SEDAR at www.sedar.com, and in the Business Corporations Act (British Columbia).

Restricted Common Shares

During 2015, the Board approved for grant awards of 591,910 common shares of the Corporation ("Restricted Common Shares") to certain employees and directors of the Corporation, which were subject to certain restrictions regarding the vesting or required holding period of such shares.

As at December 31, 2015, the Corporation had a total of 879,643 Restricted Common Shares outstanding, representing approximately 0.6% of the outstanding Common Shares.

Options

During the financial year ended December 31, 2015, the Corporation granted 3,345,500 options to purchase Common Shares ("Options") under the Corporation's share option plan (the "Share Option Plan"). As at March 28, 2016, the Corporation had a total of 8,588,507 Options outstanding. See "Market for Securities".

Warrants

During the financial year ended December 31, 2015, the Corporation issued nil warrants to purchase Common Shares. As at March 28, 2016, the Corporation had a total of 8,241,900 warrants outstanding. See "Market for Securities".

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol "KDX" and on the NYSE MKT under the symbol "KLDX". The following chart sets out the high and low trading prices, closing prices and volume of the Common Shares traded on the TSX for each month of the most recently completed financial year.

				Volume (thousands
Month	High (C$)	Low (C$)	Close (C$)	of Common
				Shares)
January 2015	2.80	1.89	2.65	11,590
February 2015	2.72	2.38	2.70	4,250
March 2015	2.76	2.30	2.62	5,980
April 2015	3.29	2.55	3.25	7,000
May 2015	3.47	2.88	3.31	5,550
June 2015	3.50	3.05	3.40	8,330
July 2015	3.44	2.84	3.05	6,190
August 2015	3.87	3.01	3.50	12,370
September 2015	3.53	3.01	3.13	3,901
October 2015	3.54	3.06	3.21	4,680
November 2015	3.32	2.57	2.59	4,447
December 2015	2.97	2.56	2.83	2,965

Prior Sales of Unlisted Securities

The following Options were granted under the Share Option Plan during the year ended December 31, 2015. The Options are not listed on the TSX, NYSE MKT or any other marketplace.

		Number of
Date of Issue/Grant	Exercise Price	Securities(1)
January 1, 2015	C$1.88	390,000
March 1, 2015	C$2.57	215,000
April 1, 2015	C$2.60	330,000
July 24, 2015	C$2.98	1,530,500
July 28, 2015	C$2.98	300,000
September 30, 2015	C$3.13	480,000
December 31, 2015	C$2.83	100,000

(1)	Represents the number of Common Shares issuable upon exercise of such Options.

The following restricted Common Share awards were granted under the Corporation's share incentive plan during the year ended December 31, 2015:

		Number of
Date of Issue/Grant	Price	Securities(1)
July 24, 2015	C$3.00	572,785
December 22, 2015	C$2.84	19,125
________________________________________
(1)	The Common Shares will be issued upon satisfaction of the vesting period.

DIRECTORS AND OFFICERS

Directors and Officers

The following table sets forth, for each of the directors and executive officers of the Corporation as of the date hereof, the person's name, province or state and country of residence, position and office held with the Corporation, principal occupation during the last five years and, if a director, the period or periods during which the person has served as a director of the Corporation. Each of the directors of the Corporation will hold office until the close of the next annual meeting of shareholders or until the director's successor is elected or appointed.

Name and Residence	Position	Principal Occupation(s) During Last Five Years
Rodney Cooper(1)(3) Richmond Hill, Ontario, Canada	Director since August 10, 2012

President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, a mining and exploration company, since December 2011; Vice President, Senior Mining Analyst at Dundee Securities from November 2009 to November 2011; Chief Operating Officer at Baffinland Iron Mines Corporation.

Barry Dahl Reno, Nevada, USA	Chief Financial Officer	Chief Financial Officer of the Corporation since November 2013; CFO of Argonaut Gold Inc. from 2010 to 2013; Corporate Controller, Andean Resources Inc.
Mark Daniel(2) Toronto, Ontario, Canada	Director since June 17, 2015

Director of Alamos Gold Inc. since July 2015; Director of AuRico Gold Inc. from October 2011 to July 2015; Consultant at Anglo American from August 2013 to December 2015; Vice President, Human Resources for Vale Canada (formerly Inco Limited) from October 1996 to January 2007.

Michael Doolin Sparks, Nevada, USA	Chief Operating Officer

Vice President, Business Development and Technical Services of the Corporation from 2014 to March 2016; General Manager, Fire Creek Mine, of the Corporation from 2012 to 2014; prior to 2012, Esmerelda Mill Manager, Great Basin Gold Ltd.

James Haggarty(1) Toronto, Ontario, Canada	Director since June 28, 2012

Managing Director, Gibraltar Growth Corporation; CEO of technology and e-commerce company (SHOP.CA) from 2014 to 2015; Founder & President of J.E.L.L. Advisors, a consulting firm since 2012; prior thereto, Executive Vice President at Rogers Communications Inc. 2005 to 2012.

Name and Residence	Position	Principal Occupation(s) During Last Five Years
Richard J. Hall(2)(4) Silverthorne, Colorado, USA	Chairman Director since September 9, 2014

Director of Orla Mining Ltd. Since June 2015; Director of IAMGOLD Corporation since March 2012; Lead Director of Kaminak Gold Corporation since February 2013; Chairman of Premier Gold Mines Limited from 2010 until June 2012; CEO of Northgate Minerals Corp. from July 2011 until its acquisition by AuRico Gold in October 2011; Chairman of Grayd Resource Corporation from 2008 until its acquisition by Agnico Eagle Mines Limited in 2011.

Paul Huet(3)(4) Reno, Nevada, USA	President, Chief Executive Officer and a director Director since September 12, 2012

Currently, President & Chief Executive Officer of the Corporation since September 2012; Chief Operating Officer of Premier Gold Mines Limited from 2011 to 2012; General Manager of Nevada Great Basin Gold from 2007 to 2011.

William Matlack (1)(3)(4) Reno, Nevada, USA	Director since June 28, 2012	Currently a private investor and mineral explorer; previously Interim CEO of the Corporation; Associated with Scarsdale Equities LLC.
Brian Morris Winnemucca, Nevada, USA	Vice President Exploration and Geology Services

Vice President Exploration and Geology Services of the Corporation since January 2015; President of American Mining and Tunneling from June 2013 to December 2014; Vice President Exploration for Premier Gold Mines Limited from November 2011 to May 2013; Vice President and General Manager for Rio Grande Silver Inc., a subsidiary of Hecla Mining Company, from July 2010 to November 2011; North American Exploration Manager, Great Basin Gold Inc. from June 2007 to July 2010.

Charles Oliver(2)(3) Toronto, Ontario, Canada	Director since December 31, 2015

Special Advisor to the Board of the Corporation from June 2015 to December 2015; Director of Integra Gold Corp. since February 2015; Senior Portfolio Manager and Officer at Sprott Asset Management from January 2008 to January 2015.

Blair Schultz(4) Toronto, Ontario, Canada	Director since June 28, 2012

Director of VMS Ventures Inc. since July 2015; Owner and director of RYR Sports Inc. since December 2014; Executive director of the Corporation from September 2014 to June 2015; Chairman of the Corporation from June 2012 to September 2014; Vice President and Head of Special Situation Analytics, Portfolio Management & Trading at K2 & Associates Investment Management Inc., a hedge fund in Toronto, from 2001 to 2014.

John Seaberg Denver, Colorado, USA	Senior Vice President, Investor Relations	Senior Vice President, Investor Relations of the Corporation since August 2015; Vice President, Investor Relations at Newmont Mining Corporation from February 2003 to November 2013.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Governance Committee.
(3)	Member of the Mine Safety and Health Committee.
(4)	Member of the Legacy Committee.

James Haggarty (Chair), Rodney Cooper and William Matlack serve on the Audit Committee. Mark Daniel (Chair), Richard J. Hall and Charles Oliver serve on the Compensation and Governance Committee. Rodney Cooper (Chair), Paul Huet, Charles Oliver and William Matlack serve as members of the Mine Safety and Health Committee. William Matlack (Chair), Richard J. Hall, Paul Huet and Blair Schultz serve as members of the Legacy Committee.

The term of office for the directors of the Corporation and members of the Audit Committee, Compensation and Governance Committee, Mine Safety and Health Committee and Legacy Committee expires at the close of the next annual general meeting of the Corporation. After the next annual general meeting, the Board will appoint the Audit Committee members, the Compensation and Governance Committee members, the Mine Safety and Health Committee members, the Legacy Committee members and the members of any other committees for the ensuing year.

As at March 28, 2016, all directors and senior officers of the Corporation, as a group, beneficially owned, or controlled or directed, directly or indirectly, a total of 2,611,945 Common Shares, representing approximately 2% of the total issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No individual set forth in the above table is, as at the date hereof, or was, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer; or

b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such individual ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while such individual was acting in the capacity as director, chief executive officer or chief financial officer.

No individual set forth in the above table or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, nor any personal holding company of any such individual:

a)

is, as of the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while such individual was acting in that capacity, or within a year of such individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such individual; or

c)

has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of and have significant shareholdings in other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict.

In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of the Province of British Columbia, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and the Corporation's financial position at that time.

The directors and officers of Klondex are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of the Corporation's directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and such directors and officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. As at the date hereof, the directors and officers of the Corporation are not aware of any such conflicts of interest.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, to the knowledge of management of the Corporation, no director, officer or insider of the Corporation or any associates or affiliates of the foregoing has or had any material interest, direct or indirect, in any transaction within the three most recently completed financial years that has materially affected or is reasonably expected to materially affect the Corporation during the financial year.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings material to the Corporation to which any of the Corporation or its subsidiaries is a party or to which any of the Corporation's properties is subject, and no such proceedings are known by the Corporation to be contemplated.

There were no penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority during the last financial year, penalties or sanctions imposed against the Corporation by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision or settlement agreements entered into by the Corporation with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

AUDIT COMMITTEE DISCLOSURE

Composition of the Audit Committee

The members of the audit committee of the Corporation (the "Audit Committee") are James Haggarty (Chair), Rodney Cooper and William Matlack. All of the members are "independent" and "financially literate" within the meaning of such terms as defined in National Instrument 52-110 – Audit Committees ("NI 52-110").

Relevant Education and Experience

James Haggarty is a Chartered Professional Accountant (CPA, CA) and holds an Honours Bachelor of Commerce degree from the University of Windsor. He has held senior executive positions as Executive VP Operations, VP Financial Operations, and VP Corporate Development with public and private companies like SHOP.CA where he was Chief Executive Officer and Gibraltar Growth Corporation where he is Managing Director. He has extensive experience with audit committees and public company boards throughout his career, stemming back to 1993 with Metall Mining. Mr. Haggarty is also on the board of directors of GreenSpace Brands Ltd. and chairs its audit committee, and the board of directors of the Toronto Blue Jays Care Foundation.

Rodney Cooper has been involved in the mining industry for over 30 years, with broad experience in technical services, operations, project management, investment evaluation and finance. He is a mining engineer, having obtained the P.Eng. designation, and a past director of the Mining Association of Canada and the Alberta Chamber of Resources. Currently President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, he previously served as Vice President and Senior Analyst at Dundee Securities, Chief Operating Officer at Baffinland Iron Mines Corporation and Vice President Technical Services at Kinross Gold Corporation.

William Matlack has a B.A. Geology, Carleton College and a M.S. Geology, University of Minnesota. He has 20 years' experience in the mining industry, primarily with major gold mining companies, followed by 17 years in mining finance in the securities industry, including 4 years in metals & mining equity research, which included large-cap gold producers, with major brokerage firms.

For more information see "Directors and Officers".

Audit Committee's Mandate

The Board has adopted a charter for the Audit Committee, which sets out the Audit Committee's mandate, organization, powers and responsibilities (the "Audit Committee Charter"). The full text of the Audit Committee Charter is attached hereto as Schedule "A".

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The following table discloses the fees charged to the Corporation by its former external auditor during the last two financial years:

Financial Year Ending	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2015	$173,399	$84,991	Nil	$39,407
December 31, 2014	$114,519	$334,239	Nil	Nil

Notes:

(1)

"Audit Fees" include fees necessary to perform the audit of the Corporation's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include quarterly reviews, including due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

"All Other Fees" for the year ended December 31, 2015 included fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1 to 3 above.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Corporation is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario, Canada.

MATERIAL CONTRACTS

The Corporation has no material contracts entered into within the last financial year or before the last financial year but that is still in effect, other than those entered into in the ordinary course of business and the following, each of which is available under the Corporation's issuer profile on SEDAR at www.sedar.com:

  the Rice Lake Asset Purchase Agreement (see "General Development of the Business – Three Year History – 2015 Highlights");

  the underwriting agreement dated August 26, 2015 between the Corporation and a syndicate of underwriters in connection with the 2015 Offering (see "General Development of the Business – Three Year History – 2015 Highlights"); and

  the Gold Purchase Agreement (see "General Development of the Business – Three Year History – 2014 Highlights").

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Professional Accountants prepared an auditors' report to the shareholders of the Corporation on the consolidated statements of financial position of the Corporation as of December 31, 2015 and 2014 and January 1, 2014, and the consolidated statements of income, comprehensive income, cash flows and changes in shareholders' equity for the years ended December 31, 2015 and 2014. PricewaterhouseCoopers LLP, Chartered Professional Accountants has been the Corporation's independent auditors since January 6, 2014. PricewaterhouseCoopers LLP, Chartered Professional Accountants has advised that they are independent with respect to the Corporation within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Mark Odell, P.E., Laura Symmes, SME and Sarah Bull, P.E. of Practical Mining LLC and Karl Swanson, M.Eng., SME, AusIMM, Independent Mining & Geological Consultant, are the authors of the Fire Creek Technical Report and the Midas Technical Report. None of Mr. Odell, Ms. Symmes, Ms. Bull or Mr. Swanson has any interest, direct or indirect, in the properties or securities of the Corporation or any of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation's management information circular dated May 14, 2015 in respect of the 2015 annual meeting of shareholders of the Corporation held on June 17, 2015, which was mailed to shareholders and filed on SEDAR. Additional financial information is available in the comparative audited consolidated financial statements of the Corporation, together with the auditor's report thereon for the Corporation's most recently completed fiscal year and the Corporation's management's discussion and analysis in relation thereto, which are available on SEDAR and EDGAR.

Schedule "A"

KLONDEX MINES LTD.

AUDIT COMMITTEE MANDATE

1.           General

The board of directors (the "Board") of Klondex Mines Ltd. (the "Corporation") has delegated the responsibilities, authorities and duties described below to the audit committee (the "Committee"). For the purpose of this mandate, the term "Corporation" shall include the Corporation and its subsidiaries.

The Committee will assist the Board in fulfilling its financial oversight responsibilities. The Committee will review and consider, in consultation with the auditors, the financial reporting process, the system of internal control and the audit process. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors.

The Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Committee will comply with all applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. To effectively perform his or her role, each Committee member must obtain an understanding of the principal responsibilities of committee membership as well and the Corporation's business, operations and risks.

2.           Composition

The Committee will be comprised of a minimum of three directors. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member shall be "independent" and "financially literate" within the meaning of National Instrument 52-110 Audit Committees (except as otherwise set forth in the limited exemptions contained therein). Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board.

Members of the Committee shall be appointed annually by the Board at the first meeting of the Board after the annual general meeting of shareholders. Each member shall serve until such member's successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

The Chair of the Committee will be designated by the Board, on the recommendation of the Corporate Governance and Compensation Committee, or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be responsible for overseeing the performance by the Committee of its duties, for assessing the effectiveness of the Committee and individual Committee members and for reporting periodically to the Board.

3.           Meetings

The Committee will meet at least quarterly and at such times and at such locations as the Board or the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation's quarterly and annual financial statements and related management discussion and analysis, if applicable. The Committee shall have an in camera session without non-independent directors and management as a regular feature of each regularly scheduled meeting. The external auditor and management employees of the Corporation shall, when required by the Committee, attend any meeting of the Committee. Any director of the Corporation may request the Chair of the Committee to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the Chair of the Committee.

The Committee shall meet at least annually with the Corporation's Chief Financial Officer and external auditors in separate executive sessions. Notice of every meeting shall be given to the external auditor, who shall, at the expense of the Corporation, be entitled to attend and to be heard thereat. The external auditor or any member of the Committee may also request a meeting of the Committee.

Meetings of the Committee shall be validly constituted if a majority of the members of the Committee is present in person or by telephone conference. A resolution in writing signed by all the members of the Committee entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Committee meeting with the Board.

4.           Committee Charter and Performance

The Committee shall have a written charter that sets out its mandate and responsibilities and the Committee shall review and assess the adequacy of such charter and the effectiveness of the Committee at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Corporate Governance and Compensation Committee who will do the same and recommend changes to the Board for its approval. Unless and until replaced or amended, this mandate constitutes that charter.

5.           Committee Authority and Responsibilities

The Committee shall have the power and authority of the Board to perform the following duties and fulfill the following responsibilities:

5.1         External Audit

The Committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the Committee shall:

(a)

recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation;

(b)	review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c)	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d)	review and recommend to the Board the compensation to be paid to the external auditors;

(e)	ensure the rotation of partners on the audit engagement team of the external auditors as may be required by applicable law; and

(f)

review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

5.2         Internal Control

The Committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Corporation. In carrying out this duty, the Committee shall:

(a)	evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Corporation; and

(b)	ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

5.3         Financial Reporting

The Committee shall review with management and external auditors, as necessary, and recommend to the Board for approval, the financial statements and financial information. In carrying out this duty, the Committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions;

(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate;

(c)	ensure that management has designed, implemented and is maintaining an effective system of disclosure controls and procedures;

Annual Financial Statements

(d)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(e)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered;

(f)	review, and recommend to the Board for approval, management's discussion and analysis respecting the annual reporting period prior to its release to the public;

Interim Financial Statements

(g)	review, and recommend to the Board for approval, the interim financial statements prior to their release to the public;

(h)	review, and recommend to the Board for approval, management's discussion and analysis respecting the interim reporting period prior to its release to the public; and

Release of Financial Information

(i)

review, and recommend to the Board for approval, prior to their release all other public disclosure documents, including news releases, annual reports, annual information forms and offering documents containing financial information;

5.4         Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Corporation or any subsidiary of the Corporation shall be subject to the prior approval of the Committee.

Delegation of Authority

(a)

The Committee may delegate to one or more independent members of the Committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the Committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b)	The Committee may satisfy the requirement for the pre-approval of non-audit services if:

(i)

the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii)

the services are brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c)	The Committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

	(i)	the pre-approval policies and procedures are detailed as to the particular service;

	(ii)	the Committee is informed of each non-audit service; and

	(iii)	the procedures do not include delegation of the Committee's responsibilities to management.

5.5         Other Responsibilities

The Committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;

(b)	assist the Board in the discharge of its duties relating to risk assessment and risk management;

(c)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(d)	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(e)	review any inquiries, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(f)	review the policies and procedures in effect for considering officers' expenses and perquisites; and

(g)	perform other oversight functions as requested by the Board.

5.6         Reporting Responsibilities

The Committee shall regularly update the Board about committee activities and any issues that arise with respect to the quality or integrity of the Corporation's financial statements, compliance with legal or regulatory requirements, the performance and independence of the external auditors or the internal audit function and make appropriate recommendations.

6.           Resources and Authority of the Committee to Engage Outside Advisors

The Corporation shall provide the Committee with the resources, and the Committee shall have the authority appropriate to discharge its responsibilities including the authority, to:

(a)	engage independent counsel and other outside advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors engaged by the Committee; and

(c)	communicate directly with the internal and external auditors.